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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
among:
THE TITAN CORPORATION, a Delaware corporation;
IDS ACQUISITION, INC. a Virginia corporation;
INTELLIGENCE DATA SYSTEMS, INC., a Virginia corporation;
and
Mr. Mike Canney

Dated as of April 13, 2005

TABLE OF CONTENTS

ARTICLE 1.	DESCRIPTION OF TRANSACTION	1
1.1	Merger of Merger Sub into the Company	1
1.2	Effect of the Merger	1
1.3	Closing; Effective Time	1
1.4	Articles of Incorporation and Bylaws; Directors and Officers	1
1.5	Conversion of Shares	2
1.6	Closing of the Company's Transfer Books	3
1.7	Certificates	3
1.8	Dissenters' Rights	4
1.9	Escrow Fund	5
1.10	Stock Options	5
1.11	Further Action	6
ARTICLE 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	6
2.2	Articles of Incorporation and Bylaws; Records	7
2.3	Capitalization, Etc	7
2.4	Financial Statements	8
2.5	Absence of Changes	9
2.6	Title to Assets	10
2.7	Bank Accounts; Receivables; Inventories	11
2.8	Equipment; Leasehold	11
2.9	Proprietary Assets	11
2.10	Contracts	13
2.11	Liabilities	17
2.12	Compliance with Legal Requirements	17
2.13	Governmental Authorizations	18
2.14	Tax Matters	18
2.15	Employee and Labor Matters; Benefit Plans	20
2.16	Environmental Matters	23
2.17	Insurance	24
2.18	Related Party Transactions	24
2.19	Legal Proceedings; Orders	25
2.20	Authority; Binding Nature of Agreement	25
2.21	Non-Contravention; Consents	26
2.22	Customers; Accounts Payable	26

2.23	Full Disclosure	27
2.24	Company Action	27
2.25	Anti-Takeover Law	27
2.26	Finder's Fee	27
2.27	Certain Payments, etc	28
ARTICLE 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	28
3.1	Corporate Existence and Power	28
3.2	Authority; Binding Nature of Agreement	28
3.3	No Conflict; Consents	29
ARTICLE 4.	CERTAIN COVENANTS OF THE COMPANY	29
4.1	Access and Investigation	29
4.2	Operation of the Company's Business	29
4.3	Notification	31
4.4	No Negotiation	31
ARTICLE 5.	ADDITIONAL COVENANTS OF THE PARTIES	32
5.1	Additional Agreements	32
5.2	Public Announcements	32
5.3	FIRPTA Matters	32
5.4	Termination of Employee Plans	33
5.5	Calculation of Merger Consideration	33
5.6	Termination or Exercise of Company Rights and Company Options	33
5.7	Employee Benefits	33
5.8	Delivery of Pre-Closing Balance Sheet	33
5.9	Consents	33
5.10	Tax Matters	34
ARTICLE 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	34
6.1	Accuracy of Representations	34
6.2	Performance of Covenants	35
6.3	Consents	35
6.4	Agreements and Documents	35
6.5	No Restraints	35

6.6	No Governmental Litigation	36
6.7	No Other Litigation	36
6.8	FIRPTA Compliance	36
6.9	Absence of Changes	36
6.10	Dissenters Rights	36
6.11	Benefit Plans Termination	36
6.12	Exercise of Company Options and Company Rights	36
6.13	Delivery of Agreed Upon Balance Sheet	36
6.14	Employment Arrangements	37
6.15	Customer Relationships	37
ARTICLE 7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	37
7.1	Accuracy of Representations	37
7.2	Performance of Covenants	37
7.3	Documents	37
7.4	No Restraints	37
7.5	No Governmental Litigation	38
ARTICLE 8.	TERMINATION	38
8.1	Termination Events	38
8.2	Termination Procedures	38
8.3	Effect of Termination	38
8.4	Expenses	39
ARTICLE 9.	INDEMNIFICATION, ETC	39
9.1	Survival of Representations, Etc	39
9.2	Indemnification	40
9.3	Offset Against Escrow Fund; Limitation on Liability	41
9.4	No Contribution	41
9.5	Defense of Third Party Claims	41
9.6	Exercise of Remedies; Tax Treatment	42
ARTICLE 10.	MISCELLANEOUS PROVISIONS	42
10.1	Company Shareholders' Representative	42
10.2	Further Assurances	43

10.3	Attorneys' Fees	43
10.4	Notices	43
10.5	Time of the Essence	44
10.6	Headings	44
10.7	Counterparts	44
10.8	Governing Law; Jurisdiction and Venue	44
10.9	Successors and Assigns	45
10.10	Remedies Cumulative; Specific Performance	45
10.11	Waiver	45
10.12	Amendments	45
10.13	Severability	45
10.14	Parties in Interest	46
10.15	Entire Agreement	46
10.16	Construction	46

EXHIBITS

Exhibit A	—	Certain definitions
Exhibit B		Articles of Merger
Exhibit C		Escrow Agreement
Exhibit D		General Release
Exhibit E		Form of Legal Opinion of David, Brody & Dondershine, LLP
Exhibit F		Form of Payoff Letter
Exhibit G		Board Resolution

Execution Copy

AGREEMENT AND PLAN
OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is made and entered into as of April 13, 2005, by and among: THE TITAN CORPORATION, a Delaware corporation ("Parent"); IDS ACQUISITION, INC., a Virginia corporation and a wholly owned subsidiary of Parent ("Merger Sub"); INTELLIGENCE DATA SYSTEMS, INC., a Virginia corporation (the "Company"), and Mr. Mike Canney (the "Principal Shareholder"). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

        WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with the Company (the "Merger") in accordance with this Agreement and the Code of Virginia (the "COV"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent; and

        WHEREAS, this Agreement has been approved and adopted by the respective boards of directors of Parent, Merger Sub and the Company and has been approved by Parent, as the sole shareholder of Merger Sub, and by the written consent of the Principal Shareholder and any other shareholders of the Company required by applicable Legal Requirements and the Company Constituent Documents.

        NOW THEREFORE, in consideration of the foregoing and the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1.    DESCRIPTION OF TRANSACTION

        1.1    Merger of Merger Sub into the Company.    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

        1.2    Effect of the Merger.    The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the COV.

        1.3    Closing; Effective Time.    The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP, 875 15th Street, NW, Washington, D.C. 20005 at 10:00 a.m. on a date to be designated by Parent, which date shall be no later than the fifth business day following the satisfaction or waiver of the last of the conditions set forth in Article 6 and Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually takes place is referred to in this Agreement as the "Closing Date." Contemporaneously with or as promptly as practicable after the Closing, properly executed Articles of Merger substantially in the form of Exhibit B (the "Articles of Merger") shall be filed with the State Corporation Commission of the Commonwealth of Virginia (the "SCC"). The Merger shall become effective at the time the Certificate of Merger is issued by the SCC (the "Effective Time").

        1.4    Articles of Incorporation and Bylaws; Directors and Officers.    Unless otherwise determined by Parent prior to the Effective Time:

          (a)   the Articles of Incorporation of the Company immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation;

          (b)   the Bylaws of the Company immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time; and

          (c)   the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately after the Effective Time.

        1.5    Conversion of Shares.

          (a)   Subject to Sections 1.7, 1.8 and 1.9, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, the Principal Shareholder or any other shareholder of the Company:

              (i)  each share of Company Common Stock, other than Excluded Shares, outstanding immediately prior to the Effective Time shall be converted into the right to receive (A) an amount in cash, without interest, equal to the Per Share Closing Consideration; and (B) upon release pursuant to the terms of the Escrow Agreement, an amount in cash, plus any accrued interest, equal to the Per Share Escrow Consideration, subject to reduction, if any, to satisfy indemnification obligations in accordance with the terms of the Escrow Agreement and Article 9 of this Agreement; and

             (ii)  each share of the common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

           (iii)  each share of Company Common Stock held by Parent, Merger Sub or any of their Subsidiaries shall be canceled and extinguished without any conversion thereof or payment therefor.

            (iv)  For purposes of this Agreement:

              (1)   "Company Debt" shall mean the amount payable, as of the Effective Time, by any Acquired Corporation as debtor, borrower, issuer, guarantor, or surety pursuant to an agreement or instrument involving or evidencing money borrowed or received, the advance of credit, or pursuant to a lease or other Contract with substantially the same economic effect as any such agreement or instrument, except any current liabilities reflected on the Unaudited Interim Balance Sheet.

              (2)   "Company Transaction Expenses" shall mean all fees, costs and expenses (including legal fees, accounting fees, and financial advisor fees) that have been incurred prior to the date hereof (whether or not already paid) or that are incurred after the date hereof by any of the Acquired Corporations in connection with the transactions contemplated by this Agreement and the Related Agreements, including all fees, costs and expenses incurred by any of the Acquired Corporations in connection with or by virtue of (a) the investigation and review conducted by Parent and its Representatives with respect to the Acquired Corporations' business (and the furnishing of information to Parent and its Representatives in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Company Disclosure Schedule) and the Related Agreements and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement and the Related Agreements, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement and the Related Agreements, and the obtaining of any consent required to be obtained in connection with any of such transactions, and (d) the consummation of the Merger, including the amount of all bonuses (other than a $400,000 bonus to Mike Canney), severance payments, accelerated payments and other similar amounts that may become payable by the Acquired Corporations to any directors, officers or employees of any of the Acquired Corporations or other Persons in connection with or as a result of the consummation of the transactions contemplated by this Agreement and the Related Agreements.

              (3)   "Escrow Amount" shall mean $6,250,000.

              (4)   "Fully Diluted Company Share Amount" shall mean the sum of (a) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including any such shares that are subject to a repurchase option or risk of forfeiture under any restricted stock purchase agreement or other agreement), and (b) the aggregate number of shares of Company Common Stock or shares of any other class of capital stock of the Company (calculated on a Common Stock-equivalent basis and without regard to any vesting or similar restrictions) issuable pursuant to warrants, options, convertible securities and any other rights outstanding immediately prior to the Effective Time to acquire shares of Company Common Stock or shares of any other class of capital stock of the Company (calculated on a Common Stock-equivalent basis and without regard to any vesting or similar restrictions).

              (5)   "Per Share Closing Consideration" shall mean the quotient obtained by dividing (a) the Total Consideration, minus the Escrow Amount by (b) the Fully Diluted Company Share Amount.

              (6)   "Per Share Escrow Consideration" shall mean the quotient obtained by dividing (a) the Escrow Amount by (b) the Fully Diluted Company Share Amount.

              (7)   "Total Consideration" shall mean (a) $42,500,000, minus (b) Company Debt, minus (c) Company Transaction Expenses, minus (d) the Working Capital Deficiency, if any.

              (8)   "Working Capital Deficiency" shall mean the amount by which the Company's Working Capital, as reflected in the Agreed Upon Balance Sheet, is more than 5% below $2.3 million.

        1.6    Closing of the Company's Transfer Books.    At the Effective Time, holders of certificates representing shares of capital stock of the Company that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, except the right to receive the Merger Consideration as set forth in this Agreement and the stock transfer books of the Company shall be closed with respect to all shares of such capital stock of the Company outstanding immediately prior to the Effective Time. No further transfer of any such shares of capital stock of the Company shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of capital stock of the Company (a "Company Stock Certificate") is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

        1.7    Certificates.

          (a)   On or prior to the Closing Date, Parent shall select at its own expense a reputable bank or trust to act as exchange agent in the Merger (the "Exchange Agent"). Promptly following the Effective Time, Parent shall deposit with the Exchange Agent in trust for the benefit of the holders of Company Stock Certificates and Company Options immediately available funds in an amount not less than the amount necessary to make the payments for the shares of the capital stock of the Company contemplated by Section 1.5(a)(i)(A) and the payment with respect to Company Options upon exercise thereof (such amount, the "Exchange Fund"). The Exchange Fund shall not be used for any other purpose

          (b)   As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to send (i) to each registered holder of a Company Stock Certificate a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Closing Consideration and (ii) to each registered holder of a Company Option, an acknowledgment of substitution, a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and instructions for use in effecting the exercise and surrender of a Company Option in exchange for the right to receive the amount set forth in Section 1.10. Within 48 hours after surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and if the letter of transmittal is not properly completed such other documents as may be reasonably required by Parent, the Exchange Agent shall deliver to the registered holder of such Company Stock Certificate the Closing Consideration payable with respect to the shares formerly represented by such Company Stock Certificate. Within 48 hours after surrender of an originally executed stock option agreement evidencing a Company Option to the Exchange Agent, together with a duly executed acknowledgment of substitution, a letter of transmittal and if the letter of transmittal is not properly completed such other documents as may be reasonably required by Parent, the Exchange Agent shall deliver to the registered holder of such Company Option an amount equal to (i) the Per Share Closing Consideration multiplied by the number of shares of Company Common Stock for which such Company Option is exercisable immediately prior to the Effective Time minus (ii) the aggregate exercise price payable by the holder upon exercise of such Company Option. All Company Stock Certificates so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(a), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Closing Consideration in accordance with this Agreement. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of the Closing Consideration, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit with respect to such Company Stock Certificate.

          (c)   Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or Company Option or to any other Person with respect to any portion of the Merger Consideration properly delivered to any public official as required by any applicable abandoned property law, escheat law or similar Legal Requirement.

          (d)   Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder or former holder of capital stock of the Company pursuant to this Agreement such amounts as Parent or the Surviving Corporation may be required to deduct or withhold therefrom under the Code or under any provision of state, local or foreign Tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

        1.8    Dissenters' Rights.    Notwithstanding anything to the contrary contained in this Agreement, voting shares of capital stock of the Company that are held by a record shareholder who, (a) (i) if the Merger Agreement has been approved at a meeting of the shareholders, did not vote such shares in favor of the approval of the Merger Agreement and has properly notified the Company of his, her or its intent to demand payment for his, her or its voting shares in accordance with Section 13.1-733 of the COV (and who has neither effectively withdrawn such demand nor lost his, her or its right of dissent), or (ii) if the Merger Agreement has been consented to in writing and such shareholder did not sign such written consent, and (b) following receipt of a dissenters' notice from the Company, has demanded payment and taken such other actions required by Section 13.1-735 of the COV (the "Dissenting Shares") shall not be converted into or represent the right to receive any Closing

Consideration pursuant to Section 1.5 or any other provision of this Agreement, and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders by the COV. If after the Effective Time such holder fails to perfect or withdraws or otherwise loses his, her or its right of dissent, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Closing Consideration as provided in Section 1.5, without interest thereon. The Company shall (i) promptly notify Parent of any written notice of a shareholder's intent to demand payment for his shares received by the Company prior to the Effective Time pursuant to Section 13.1-733 of the COV and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the COV, and (ii) provide Parent the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

        1.9    Escrow Fund.    Upon the Closing, Parent shall withhold the Escrow Amount and deliver it to a bank or trust company selected by Parent as escrow agent (the "Escrow Agent"), to be held by the Escrow Agent as collateral (the "Escrow Fund") to secure the rights of the Indemnitees under Article 9 hereof. The Escrow Fund shall be held pursuant to the provisions of an escrow agreement substantially in the form of Exhibit C (the "Escrow Agreement"). Subject to the next sentence of this Section 1.9, $4.25 million of the Escrow Fund shall be held as an indemnification fund by the Escrow Agent until the eighteen (18) month anniversary of the Closing Date (the "Initial Escrow Period"), and $2.00 million of the Escrow Fund shall be held as an indemnification fund by the Escrow Agent until the thirty six (36) month anniversary of the Closing Date (the "Subsequent Escrow Period" and together with the Initial Escrow Period, the "Escrow Period"). In the event any Indemnitee has made a claim under Article 9 prior to the end of the applicable Escrow Period, then the applicable Escrow Period shall continue solely with respect to such claim (and the Escrow Agent will continue to hold in the Escrow Fund an amount held in reserve with respect to such unresolved claim equal to the amount of Damages indicated by such Indemnitee(s) in such claim) until such claim is fully and finally resolved. By approving the principal terms of this Agreement, the Principal Shareholder and the other approving shareholders, on behalf of all Company shareholders, shall, without any further act of any Company shareholder, be deemed to have consented to and approved (i) the use of the Escrow Fund as collateral to secure the rights of the Indemnitees under Article 9 in the manner set forth herein and in the Escrow Agreement, and (ii) the appointment of the Company Shareholders' Representative (as defined in Section 10.1) as the representative under the Escrow Agreement of the Persons receiving Merger Consideration under this Agreement and as the attorney-in-fact and agent for and on behalf of each such Person (other than holders of Dissenting Shares).

        1.10    Warrants. Stock Options.    All options, warrants or other rights to purchase capital stock of the Company, other than Company Options, shall be exercised or terminated prior to the Closing Date in accordance with the underlying instrument or plan and without Liability to the Company, the Surviving Corporation, Parent or any of its Affiliates after the Effective Time. Neither the Parent nor the Surviving Corporation shall become responsible for or otherwise assume any obligations with respect to any outstanding options, warrants or other rights to purchase capital stock of the Company. After the Effective Time, each Company Option, shall represent, in substitution for such Company Option, solely (i) the right to receive, subject to and upon compliance by the holder thereof with the requirements of Section 1.7, for each share of Common Stock for which such Company Option could have been exercised immediately prior to the Effective Time, an amount in cash equal to (A) the Per Share Closing Consideration that would have been payable in respect of such share of Common Stock if issued immediately prior to the Effective Time minus (B) an amount equal to the per share exercise price of such Company Option immediately prior to the Effective Time, and (ii) the conditional right to receive, subject to and upon compliance by the holder thereof with the requirements of Section 1.7, for each share of Common Stock for which such Company Option could have been exercised immediately prior to the Effective Time at the end of the applicable Escrow Period, subject to Article 9, the Per Share Escrow Consideration that would have been payable in respect of such share of Common Stock if issued immediately prior to the Effective Time. Any payment made pursuant to this Section 1.10 shall be net of applicable withholding and excise taxes. As of the Effective Time, the Company Option Plan shall terminate and all rights under the Company Options and any provision of any other plan, program, agreement or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Company Subsidiary shall be cancelled. The Company shall use its best efforts to effectuate the foregoing, and to ensure that, from and following the Effective Time, no Person shall have any right under the Company Options Plan, the Company Options or any other plan, program, agreement or arrangement with respect to equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

        1.11    Further Action.    If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement and any Related Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action; provided that no additional liability will attach to the Principal Shareholder.

ARTICLE 2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth on the Company Disclosure Schedule, which shall qualify the representations and warranties of the Company set forth in this Article 2 and which shall be organized in Parts corresponding to the numbering in this Article 2 with disclosures in each Part specifically corresponding to or cross-referencing another Part of the Company Disclosure Schedule specifically corresponding to a particular Section and Subsection of this Article 2, the Company and the Principal Shareholder jointly and severally represent and warrant as of the date of this Agreement and as of the Closing Date, to and for the benefit of the Indemnitees, as follows:

        2.1    Due Organization; Etc.

          (a)   Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the respective states of incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Contracts.

          (b)   The Acquired Corporations have not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the names IntelData, Inc. The Company has filed all required notices with Governmental Bodies related to its name change.

          (c)   The Acquired Corporations are not, and within the last two (2) years have not been, required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than the jurisdictions identified in Part 2.1(c)(i) of the Company Disclosure Schedule. Each of the Acquired Corporations is in good standing as a foreign corporation in each of the jurisdictions identified in Part 2.1(c)(ii) of the Company Disclosure Schedule.

          (d)   Part 2.1(d) of the Company Disclosure Schedule accurately sets forth (i) the names of the members of the board of directors of each of the Acquired Corporations, (ii) the names of the members of each committee of the board of directors of each of the Acquired Corporations, and (iii) the names and titles of the officers of each of the Acquired Corporations.

          (e)   The Company has no Subsidiaries. The Company does not own any controlling interest in any Entity, and the Company does not own, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity or other financial interest in, any Entity. No Acquired Corporation has agreed or is obligated to make any future investment in or capital contribution to any Entity. No Acquired Corporation has guaranteed or is responsible or liable for any Liability of any of the Entities in which it owns or has owned any equity or other financial interest. None of the Acquired Corporations nor any of their respective shareholders has ever approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of any Acquired Corporation or the winding up or cessation of any Acquired Corporation's business or affairs.

        2.2    Articles of Incorporation and Bylaws; Records.    The Company has delivered to Parent accurate and complete copies of: (1) the articles of incorporation and bylaws, including all amendments thereto, of each Acquired Corporation (or other formation documents for any Acquired Corporation that is not a U.S. Entity); (2) the stock records of each Acquired Corporation; and (3) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of each Acquired Corporation, the board of directors of each Acquired Corporation and all committees of the board of directors of each Acquired Corporation (the items described in (1), (2) and (3) above, collectively, the "Company Constituent Documents"). There have been no formal meetings or other proceedings of the shareholders of any of the Acquired Corporations, the board of directors of any of the Acquired Corporations or any committee of the board of directors of any of the Acquired Corporations that are not fully reflected in the Company Constituent Documents. There has not been any violation of the Company Constituent Documents, and none of the Acquired Corporations has taken any action that is inconsistent in any material respect with the Company Constituent Documents. All the records of each of the Acquired Corporations are in the actual possession and direct control of the respective Acquired Corporation.

        2.3    Capitalization, Etc.

          (a)   The authorized capital stock of the Company consists of: (i) six million (6,000,000) shares of voting Common Stock, of which four hundred fifty thousand (450,000) shares have been issued and are outstanding as of the date of this Agreement and (ii) four million (4,000,000) shares of non-voting Common Stock, of which two hundred and nine thousand eight hundred twenty-three (209,823) shares have been issued and are outstanding as of the date of this Agreement. The update to Section 2.3(a) provided to Parent pursuant to Section 5.5. shall be accurate and complete as of the Closing Date. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. All outstanding shares of Company Common Stock have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Part 2.3(a) of the Company Disclosure Schedule provides as of the date of this Agreement, an accurate and complete description of the terms of each repurchase option which is held by the Company and to which any shares of capital stock of the Company is subject. None of the outstanding shares of the capital stock of the Company are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right (whether pursuant to the articles of incorporation or bylaws of the Company or any Acquired Corporation Contract or any statute to which any of the Acquired Corporations is subject) and there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging, transferring or otherwise disposing of (or granting any option or similar right with respect to), any shares of the capital stock of the Company. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company other than pursuant to restricted stock purchase agreements or stock option agreements providing for the repurchase of such securities at the original issue price of such securities, all of which are identified in Part 2.3(a) of the Company Disclosure Schedule.

          (b)   The Company has reserved seven hundred fifty thousand (750,000) shares of Non-voting Common Stock for issuance under the Company Stock Option Plan, of which options to purchase two hundred eighteen thousand eight hundred seventy-seven (218,877) shares are outstanding as of the date of this Agreement. Part 2.3(b) of the Company Disclosure Schedule accurately sets forth, with respect to each Company Option outstanding as of the date of this Agreement (whether vested or unvested): (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are subject to such Company Option; and (iii) the exercise price per share of Company Common Stock purchasable under such Company Option. Except for the Company Options listed on Part 2.3(b) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities of the Company; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company (clauses (i) through (iv) above, collectively "Company Rights"). The Company has not issued any debt securities which grant the holder thereof any right to vote on, or veto, any actions by the Company.

          (c)   All of the outstanding shares of capital stock of the Subsidiaries of the Company have been duly authorized and are validly issued, are fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

          (d)   The Company has never repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities of the Company other than pursuant to restricted stock purchase agreements or stock option agreements providing for the repurchase of such securities at the original issuance price of such securities. All securities so reacquired by the Company were reacquired in compliance with (i) the applicable provisions of the COV and all other applicable Legal Requirements, and (ii) all requirements set forth in applicable restricted stock purchase agreements and other applicable Contracts.

        2.4    Financial Statements.

          (a)   The Company Disclosure Schedule includes the following financial statements and notes (collectively, the "Company Financial Statements"): (i) the audited balance sheet of the Company as of December 31, 2004 and the related audited income statement, statement of shareholders' equity and statement of cash flows of the Company for the period then ended together with the notes thereto and the unqualified report and opinion of the Company's independent public accountants relating thereto; and (ii) the unaudited balance sheet of the Company as of March 31, 2005 (the "Unaudited Interim Balance Sheet"), and the related unaudited income statement of the Company for the three months then ended.

          (b)   The Company Financial Statements are accurate and complete in all material respects and present fairly the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered.

          (c)   The Company Financial Statements were prepared from the books and records of the Acquired Corporations, which books and records have been maintained in accordance with sound business practices and all applicable Legal Requirements and reflect all financial transactions of the Company which are required to be reflected in accordance with GAAP. Each of the Acquired Corporations maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company in accordance with GAAP and to maintain accountability for the Company's consolidated assets; (iii) access to the Acquired Corporations' assets is permitted only in accordance with management's authorization; (iv) the reporting of the Acquired Corporations' assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company has no knowledge of any significant deficiencies or material weaknesses in the design or operation of the Acquired Corporations' internal control structure and procedures over financial reporting.

          (d)   Part 2.4(d) of the Company Disclosure Schedule contains an accurate list and description as of the date of this Agreement of all Company Debt.

        2.5    Absence of Changes.    Since the Balance Sheet Date:

          (a)   there has not been any Company Material Adverse Effect, and no event has occurred that will, or could reasonably be expected to, have a Company Material Adverse Effect;

          (b)   there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets (whether or not covered by insurance) of any of the Acquired Corporations;

          (c)   no Acquired Corporation has declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital stock, and, other than repurchases at cost of shares subject to repurchase options, has not repurchased, redeemed or otherwise reacquired any shares of its capital stock or other of its securities;

          (d)   no Acquired Corporation has sold, issued or authorized the issuance of (i) any of its capital stock or its other securities, or (ii) any Company Rights;

          (e)   no Acquired Corporation has amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any Company Contract evidencing any outstanding Company Right, or (ii) any restricted stock purchase agreement;

          (f)    there has been no amendment to any of the Company Constituent Documents, and no Acquired Corporation has effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (g)   no Acquired Corporation has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

          (h)   no Acquired Corporation has made any capital expenditure which, when added to all other capital expenditures made on behalf of such Acquired Corporation since the Balance Sheet Date, exceeds $25,000;

          (i)    no Acquired Corporation has (i) acquired, leased or licensed any material right or other material asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person, or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the Ordinary Course of Business;

          (j)    no Acquired Corporation has written off as uncollectible, or established any extraordinary reserve with respect to, any billed or unbilled account receivable or other indebtedness outside existing reserves;

          (k)   no Acquired Corporation has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the Ordinary Course of Business;

          (l)    no Acquired Corporation has (i) loaned any material sum of money to any Person (other than pursuant to routine travel advances made to employees in the Ordinary Course of Business), or (ii) incurred or guaranteed any material indebtedness for borrowed money;

          (m)  no Acquired Corporation has (i) established, adopted or materially amended any employee benefit plan, (ii) paid or committed to pay any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits, retirement or welfare benefits, severance benefits, stock-based benefits or other compensation or remuneration payable to, any of its current or former directors, consultants, officers or employees, or (iii) hired any new director, consultant, officer or any other employee with an annual base compensation in excess of fifty thousand dollars ($50,000);

          (n)   no Acquired Corporation has changed any of its methods of accounting or accounting practices in any respect;

          (o)   no Acquired Corporation has made any Tax election;

          (p)   no Acquired Corporation has threatened, commenced or settled any Legal Proceeding;

          (q)   no Acquired Corporation has entered into any material transaction or taken any other material action outside the Ordinary Course of Business or inconsistent with its past practices; and

          (r)   no Acquired Corporation has agreed to take, or committed to take, any of the actions referred to in clauses "(c)" through "(q)" above.

        2.6    Title to Assets.

          (a)   Each Acquired Corporation owns, and has good, valid and marketable title to, all assets purported to be owned by it, including, without limitation: (i) all assets referred to in Sections 2.1, 2.7 and 2.9 of this Agreement and all of the Acquired Corporations' rights under the Material Contracts and (ii) all other assets reflected in the Acquired Corporations' books and records as being owned by the respective Acquired Corporation. All of such assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for any lien for current Taxes not yet due and payable.

          (b)   Except for this Agreement, no Acquired Corporation has any Contract, absolute or contingent, (i) to effect any Acquisition Transaction or (ii) to sell or otherwise transfer any assets of any of the Acquired Corporations, except for sales of products or services to be made in the Ordinary Course of Business. All material tangible assets which are owned, leased or used by the Acquired Corporations are in good operating condition and repair, subject to normal wear and tear.

          (c)   All leases and licenses to the assets used by the Company are valid and enforceable in accordance with their terms against the parties thereto.

        2.7    Bank Accounts; Receivables.

          (a)   Part 2.7(a) of the Company Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of any of the Acquired Corporations at any bank or other financial institution including the name of the bank or financial institution, the account number, the balance as of the date hereof and the names of all individuals authorized to draw on or make withdrawals from such accounts.

          (b)   Part 2.7(b) of the Company Disclosure Schedule provides an accurate and complete breakdown and aging of all billed and unbilled accounts receivable, notes receivable and other receivables of each of the Acquired Corporations as of the date of the Unaudited Interim Balance Sheet. All existing accounts receivable of the Acquired Corporations (including those accounts receivable that have not yet been billed or that have not yet been collected and those accounts receivable that have arisen since the date of the Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and they will be collected in full when due, without any counterclaim or set off.

          (c)   Part 2.7(c) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each customer or other Person that accounted for (i) more than 10% of the consolidated gross revenues of the Company in 2004, (ii) more than 10% of the Company's gross revenues in 2003, and (iii) more than 10% of the Company's gross revenues in 2002. No Acquired Corporation has received any written notice or other written communication, indicating that any customer or other Person identified in Part 2.7(c) of the Company Disclosure Schedule is likely to cease dealing with any of the Acquired Corporations or is likely to otherwise materially reduce the volume of business transacted by such Person with any of the Acquired Corporations below historical levels.

        2.8    Equipment; Leasehold.

          (a)   All items of equipment and other tangible assets owned by or leased to any of the Acquired Corporations (i) are free of any material defects and deficiencies and in good condition and repair (ordinary wear and tear excepted), and (ii) comply in all material respects with, and are being operated and otherwise used in substantial compliance with, all applicable Legal Requirements.

          (b)   None of the Acquired Corporations owns any real property or any interest in real property, except for the leasehold interests created under the real property leases identified in Part 2.8(b) of the Company Disclosure Schedule.

        2.9    Proprietary Assets.

          (a)   Part 2.9(a)(i) of the Company Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by any of the Acquired Corporations and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.9(a)(ii) of the Company Disclosure Schedule identifies and provides a brief description of all other Proprietary Assets owned by any of the Acquired Corporations that are material to the business of the Acquired Corporations. Part 2.9(a)(iii) of the Company Disclosure Schedule identifies and provides a brief description of, and identifies any ongoing royalty or payment obligations in excess of $25,000 in the aggregate with respect to, each Proprietary Asset that is licensed or otherwise made available to each of the Acquired Corporations by any Person (the "Licensed Assets") and is material to the business of the Acquired Corporations, and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to the Acquired Corporations. The Acquired Corporations have good, valid and marketable title to all of the Company Proprietary Assets other than Licensed Assets, free and clear of all Encumbrances, except for any lien for current Taxes not yet due and payable. The Acquired Corporations have a valid right to use, license and otherwise exploit all Licensed Assets and any rights thereunder will not be affected by the Company entering into this Agreement and the agreements and transactions contemplated hereby. The Acquired Corporations have not developed jointly with any other Person any Company Proprietary Asset that is material to the business of the Acquired Corporations with respect to which such other Person has any rights. There is no Company Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Company Proprietary Asset, except non-exclusive licenses to Company Proprietary Software granted in the Acquired Corporations' Ordinary Course of Business and set forth on Part 2.9(a)(iv) of the Company Disclosure Schedule.

          (b)   The Acquired Corporations have taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Company Proprietary Assets (except Company Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, (i) all current and former employees of the Acquired Corporations who are or were substantially involved in, or who have contributed to, the creation or development of any material Company Proprietary Asset have executed and delivered to the Acquired Corporations an agreement (containing no material exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Employment and Confidentiality Agreement previously provided by the Company to Parent, and (ii) all current and former consultants and independent contractors to the Acquired Corporations who are or were substantially involved in, or who have contributed to, the creation or development of any material Company Proprietary Asset have executed and delivered to the Company an agreement (containing no material exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Employment and Confidentiality Agreement previously provided to Parent. No current or former employee, officer, director, shareholder, consultant or independent contractor has any right, claim or interest in or with respect to any Company Proprietary Asset.

          (c)   (i) All patents, trademarks, service marks and copyrights held by any of the Acquired Corporations are valid, enforceable and subsisting; (ii) none of the Company Proprietary Assets and no Proprietary Asset that is currently being developed by the Company (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by any of the Acquired Corporations ("Company Products") is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, (iv) each of the Acquired Corporations has all rights and licenses reasonably necessary in order to make, have made, use, sell and distribute Company Products to an unlimited number of parties, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person; (iv) none of the Acquired Corporations has received any notice or other communication of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (v) to the knowledge of the Acquired Corporations, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Company Proprietary Asset.

          (d)   None of the Acquired Corporations has (i) licensed any of the Company Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Company Proprietary Assets or to transact business in any market or geographic area or with any Person.

          (e)   No Acquired Corporation has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, any Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the disclosure or delivery to any Person of any Company Source Code. Part 2.9(e) of the Company Disclosure Schedule identifies each Contract pursuant to which any of the Acquired Corporations has deposited or is required to deposit with an escrow holder or any other Person any Company Source Code, and further describes whether the execution of this Agreement or the consummation of any of the transactions contemplated hereby could reasonably be expected to result in the release or disclosure of any Company Source Code.

          (f)    Except with respect to demonstration or trial copies that include code to disable continued use after a limited demonstration trial period, no originally designed or developed program or software module sold or licensed by the Company to any Person contains any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

          (g)   No Company Proprietary Software is subject to any "copyleft" or other obligation or condition (including any obligation or condition under any "open source" license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that would require, or condition the use or distribution of such software on, the disclosure, licensing, or distribution of any source code for any portion of the Company Proprietary Software.

        2.10    Contracts.

          (a)   Part 2.10(a) of the Company Disclosure Schedule identifies:

              (i)   each Company Contract relating to the employment of, or the performance of services by, any Person, including any employee, consultant or independent contractor of any of the Acquired Corporations;

             (ii)   each Company Contract relating to the acquisition, transfer, use, development, sharing or license of any material technology or any Proprietary Asset;

           (iii)   each Company Contract imposing any restriction on the Company's right or ability (A) to compete with any other Person, (B) to acquire any product or other assets or any services from any other Person, to sell any amount of product or other assets to, or perform any services for any other Person, or (C) to develop or distribute any technology;

            (iv)   each Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

             (v)   each Company Contract relating to the acquisition, issuance or transfer of any securities, other than the Company's standard Stock Purchase and Option Agreement and Restricted Stock Grant Agreement, forms of which have been made available to Parent;

            (vi)   each Company Contract relating to the creation of any Encumbrance with respect to any material asset of the Acquired Corporations;

           (vii)   each Company Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

          (viii)   each Company Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or Liabilities;

            (ix)   each Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party (as defined in Section 2.18);

             (x)   each Company Contract constituting or relating to a Government Contract or Government Bid;

            (xi)   any other Company Contract that was entered into outside the Ordinary Course of Business or was inconsistent with the past practices of the Acquired Corporations;

           (xii)   any other material Company Contract that has a term of more than sixty (60) days and that may not be terminated by the Company (without penalty) within sixty (60) days after the delivery of a termination notice by the Acquired Corporations;

         (xiii)   any Company Contract related to Company Debt;

          (xiv)   any Tax sharing Company Contracts;

           (xv)   each Company Contract relating to the lease of or license to enter any real property;

          (xvi)   each Company Contract relating to the lease of any equipment used by any of the Acquired Corporations; and

         (xvii)   any other Company Contract that is material to the business of the Acquired Corporations.

(material Company Contracts in the respective categories described in clauses "(i)" through "(xvii)" above are referred to in this Agreement as "Material Contracts".)

          (b)   The Company has made available to Parent accurate and complete copies of all written Material Contracts. Part 2.10(b) of the Company Disclosure Schedule provides an accurate description of the terms of each Material Contract that is not in written form. Each Company Contract is valid and in full force and effect and is enforceable in accordance with its terms.

          (c)   Except as set forth in Part 2.10(c) of the Company Disclosure Schedule:

              (i)   None of the Acquired Corporations has violated or breached, or committed any default under, any Material Contract, and, to the knowledge of the Acquired Corporations, no other Person has violated or breached, or committed any default under, any Material Contract;

             (ii)   No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default or exercise any remedy under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract, or (D) give any Person the right to cancel, terminate or modify any Material Contract;

           (iii)   since January 1, 2000, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Contract that has not been resolved; and

            (iv)   none of the Acquired Corporations has waived any of its rights under any Material Contract.

          (d)   No Person is renegotiating, or has a right (absent any default or breach of a Material Contract) pursuant to the terms of any Material Contract to renegotiate, any amount paid or payable to the Acquired Corporations under any Material Contract or any other material term or provision of any Material Contract, except for renegotiations of price by any Governmental Body under price redeterminable contracts, final cost audits under cost reimbursement Government Contracts or price adjustments under any price redeterminable Government Contracts or adjustments for returns, allowances and warranties under any Material Contract.

          (e)   To the Knowledge of the Acquired Corporations, the Material Contracts collectively constitute all of the Contracts necessary to enable each of the Acquired Corporations to conduct its business substantially in the manner in which its business is currently being conducted, for the avoidance of doubt, this provision shall not be interpreted to guarantee that work orders under any Contract will continue in the future at the same level.

          (f)    Part 2.10(f) of the Company Disclosure Schedule provides an accurate description and breakdown of the backlog of each of the Acquired Corporations under Material Contracts.

          (g)   Except as set forth in Part 2.10(g) of the Company Disclosure Schedule:

              (i)   the Acquired Corporations have not had any determination of noncompliance, entered into any consent order or undertaken any internal investigation relating directly or indirectly to any Government Contract or Government Bid;

             (ii)   the Acquired Corporations have complied with all Legal Requirements with respect to all Government Contracts and Government Bids;

           (iii)   the Acquired Corporations have not, in obtaining or performing any Government Contract, violated (A) the Truth in Negotiations Act of 1962, as amended, (B) the Service Contract Act of 1963, as amended, (C) the Contract Disputes Act of 1978, as amended, (D) the Office of Federal Procurement Policy Act, as amended, (E) the Federal Acquisition Regulations (the "FAR") or any applicable agency supplement thereto, (F) the Cost Accounting Standards, (G) the Defense Industrial Security Manual (DOD 5220.22-M), (H) the Defense Industrial Security Regulation (DOD 5220.22-R) or any related security regulations, or (I) any other applicable procurement law or regulation or other Legal Requirement;

            (iv)   all facts set forth in or acknowledged by any Acquired Corporation in any certification, representation or disclosure statement submitted by any Acquired Corporation with respect to any Government Contract or Government Bid were current, accurate and complete in all material respects as of the date of submission;

             (v)   none of the Acquired Corporations nor any of their respective employees and, to the knowledge of the Company, no consultant providing services to any of the Acquired Corporations, have been debarred or suspended from doing business with any Governmental Body, and, to the Company's knowledge, no circumstances exist that would warrant the institution of debarment or suspension proceedings against any Acquired Corporation or any employee of any Acquired Corporation or, to the knowledge of the Company, any consultant providing services to any of the Acquired Corporations;

            (vi)   no negative determinations of responsibility, as contemplated in Part 9 of the FAR (Contractor Qualifications), have been issued against any Acquired Corporation in connection with any Government Contract or Government Bid;

           (vii)   no direct or indirect costs incurred by any Acquired Corporation have been questioned or disallowed as a result of a finding or determination of any kind by any Governmental Body;

          (viii)   no Governmental Body, and no prime contractor or high-tier subcontractor of any Governmental Body, has withheld or set off, or threatened to withhold or set off, any amount due to any Acquired Corporation under any Government Contract;

            (ix)   there are not and have not been any irregularities, misstatements or omissions relating to any Government Contract or Government Bid that have led to or could reasonably be expected to lead to (A) any administrative, civil, criminal or other investigation, Legal Proceeding or indictment involving any Acquired Corporation or any of their employees, (B) the questioning or disallowance of any costs submitted for payment by any Acquired Corporation, (C) the recoupment of any payments previously made to any Acquired Corporation, (D) a finding or claim of fraud, defective pricing, mischarging or improper payments on the part of any Acquired Corporation, or (E) the assessment of any penalties or Damages of any kind against any Acquired Corporation, which penalties or damages could, individually or in the aggregate, have a Company Material Adverse Effect;

             (x)   there is not any (A) outstanding claim against any Acquired Corporation by, or dispute involving any Acquired Corporation with, any prime contractor, subcontractor, vendor or other Person arising under or relating to the award or performance of any Government Contract, (B) fact known by any Acquired Corporation upon which any such claim could reasonably be expected to be based or which may give rise to any such dispute, or (C) final decision of any Government Body against any Acquired Corporation;

            (xi)   no Acquired Corporation is undergoing, and no Acquired Corporation has undergone, any audit, and there is no impending audit, arising under or relating to any Government Contract;

           (xii)   no Acquired Corporation is subject to any financing arrangement or assignment of proceeds with respect to the performance of any Government Contract;

         (xiii)   no payment has been made by any Acquired Corporation or, to the Acquired Corporations' knowledge, by a Person acting on any Acquired Corporation's behalf to any Person (other than to any bona fide employee or agent (as defined in Subpart 3.4 of the FAR) of any Acquired Corporation) which is or was contingent upon the award of any Government Contract or which would otherwise be in violation of any applicable procurement law or regulation or any other Legal Requirement;

          (xiv)   each Acquired Corporation's cost accounting system is in material compliance with applicable Legal Requirements, and has not been determined by any Governmental Body not to be in compliance with any Legal Requirement;

           (xv)   each Acquired Corporation has complied in all material respects with all applicable Legal Requirements and with all applicable contractual requirements relating to the placement of legends or restrictive markings on technical data, computer software and other Company Proprietary Assets;

          (xvi)   in each case in which an Acquired Corporation has delivered or otherwise provided any technical data, computer software or Company Proprietary Asset to any Governmental Body in connection with any Government Contract, such Acquired Corporation has marked such technical data, computer software or Company Proprietary Asset with all markings and legends (including any "restricted rights" legend and any "government purpose license rights" legend) necessary (under the FAR or other applicable Legal Requirements) to ensure that no Governmental Body or other Person is able to acquire any unlimited rights with respect to such technical data, computer software or Company Proprietary Asset;

         (xvii)   no Acquired Corporation has made any disclosure to any Governmental Body pursuant to any voluntary disclosure agreement;

        (xviii)   each Acquired Corporation has reached agreement with the cognizant government representatives approving and "closing" all indirect costs charged to Government Contracts for fiscal years ended on or prior to December 31, 2003, and those years are closed;

          (xix)   no Government Contract period of performance has been shortened as a result of award term provisions;

           (xx)   there is no overhead rate ceiling on any current Government Contract, and there is no profit impact associated with overhead rate ceilings on prior completed Government Contracts;

          (xxi)   there are no Government Contracts with performance bonds;

         (xxii)   there are no minimum quotas in existing VAR contracts of the Acquired Corporations;

        (xxiii)   the responsible government representatives have agreed with the Acquired Corporations on the "forward pricing rates" that each Acquired Corporation is charging on cost-type Government Contracts and including in Government Bids; and

        (xxiv)   no Acquired Corporation is or will be required to make any filings with or give notice to, or to obtain any Consent from, any Governmental Body under or in connection with any Government Contract or Government Bid as a result of or by virtue of (A) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (B) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

          (h)   Except as disclosed in Part 2.10(h) of the Company Disclosure Schedule, with respect to each Material Contract, the Material Contract will continue to be valid, binding, enforceable, and in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby, and the consummation of the transactions contemplated hereby shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from the Acquired Corporations to any Person or give any Person the right to terminate or alter the provisions of such Material Contract. The consummation of the transactions described herein will not affect any of the Material Contracts in a manner that could reasonably be expected to result in a Company Material Adverse Effect.

        2.11    Liabilities.    The Acquired Corporations have no Liabilities, except for: (i) Liabilities identified as such in the "liabilities" column of the Company Financial Statements; and (ii) accounts payable or accrued salaries that have been incurred by the Company since the date of the Unaudited Interim Balance Sheet in the Ordinary Course of Business and consistent with the Acquired Corporation's past practices.

        2.12    Compliance with Legal Requirements.    Each of the Acquired Corporations is, and has been at all times since January 1, 2000, in compliance with all Legal Requirements that are applicable to it or to the conduct of its business or the ownership or use of any of its assets. Since January 1, 2000 none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement. None of the Acquired Corporations has received, at any time, any notice or other communication from any Governmental Body or any other Person regarding (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement, or (ii) any actual, alleged, possible or potential obligation on the part of the Acquired Corporations to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or response action of any nature. The Company has delivered to Parent an accurate and complete copy of each report, study, survey or other document to which the Acquired Corporations have access that addresses or otherwise relates to the compliance of the Acquired Corporations with, or the applicability to the Acquired Corporations of, any Legal Requirement. To the knowledge of the Acquired Corporations, no Governmental Body has proposed or is considering any Legal Requirement that, if adopted or otherwise put into effect, (i) may have an adverse effect on the Acquired Corporations' business, condition, assets, Liabilities, operations, financial performance, net income or prospects or on the ability of the Acquired Corporations to comply with or perform any covenant or obligation under any of the Related Agreements, or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the transactions contemplated hereunder.

        2.13    Governmental Authorizations.

          (a)   Part 2.13(a) of the Company Disclosure Schedule identifies each material Governmental Authorization held by the Acquired Corporations except for those Governmental Authorizations which can not be disclosed pursuant to applicable Government regulations and which have been disclosed prior to the date hereof to employees of Parent with the appropriate security clearance. The Governmental Authorizations held by each of the Acquired Corporations are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary (i) to enable each of the Acquired Corporations to conduct its business in the manner in which its business is currently being conducted and in the manner in which its business is proposed to be conducted, and (ii) to permit each of the Acquired Corporations to own and use its assets in the manner in which they are currently owned and used and in the manner in which they are proposed to be owned and used.

          (b)   (i) each of the Acquired Corporations and its employees are, and each of the Acquired Corporations and its employees have at all times been, in full compliance with all of the terms and requirements of the Governmental Authorizations held by the Acquired Corporations; (ii) no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization identified or required to be identified in Part 2.13(a) of the Company Disclosure Schedule, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization identified or required to be identified in Part 2.13(a) of the Company Disclosure Schedule; (iii) none of the Acquired Corporations have ever received, and, to the knowledge of the Acquired Corporations, no employee of the Acquired Corporations has ever received, any notice or other communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization; and (iv) all applications required to have been filed for the renewal of the Governmental Authorizations identified or required to be identified in Part 2.13(a) of the Company Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and each other notice or filing required to have been given or made with respect to such Governmental Authorizations has been duly given or made on a timely basis with the appropriate Governmental Body.

        2.14    Tax Matters.

          (a)   All Tax Returns required to be filed by or on behalf of the Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Company Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements. All Taxes have been paid when due, whether or not such amounts have been reported as due on an applicable Company Return. The Company has delivered to Parent accurate and complete copies of all Company Returns filed which have been requested by Parent.

          (b)   The Company Financial Statements fully accrue all actual and contingent Liabilities for unpaid Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Acquired Corporations have established, or will establish, reserves adequate for the payment of all unpaid Taxes for the period from March 1, 2005 through the Closing Date, and the Acquired

  Corporations will disclose the dollar amount of such reserves to Parent on or prior to the Closing Date. No Taxes have been incurred since the Balance Sheet Date. All estimated Taxes through the date of the Unaudited Interim Balance Sheet have been paid in full.

          (c)   No Company Return relating to income Taxes has ever been examined or audited by any Governmental Body. There have been no tax examinations or audits of any Company Return. The Company has delivered to Parent accurate and complete copies of all audit reports and similar documents (to which the Acquired Corporations have access) relating to the Company Returns. No extension or waiver of the limitation period applicable to any of the Company Returns has been granted (by the Acquired Corporations or any other Person), and no such extension or waiver has been requested from the Acquired Corporations.

          (d)   No claim or Legal Proceeding is pending or has been threatened against or with respect to the Acquired Corporations in respect of any Tax. There are no unsatisfied Liabilities for Taxes (including Liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Acquired Corporations with respect to any Tax (other than Liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has been, and none of the Acquired Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

          (e)   There is no agreement, plan, arrangement or other Contract covering any shareholder, director, employee or independent contractor or former shareholder, director, employee or independent contractor of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. None of the Acquired Corporations is a party to any Contract, nor does it have any obligation (current or contingent), to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code. Notwithstanding any disclosure in the Company Disclosure Schedule, none of the Acquired Corporations has made any distribution of stock of any "controlled corporation" as that term is defined in Section 355(a)(1) of the Code, none of the Acquired Corporations has Liability for Taxes as a result of any such distribution, and the Merger shall not result in any such Taxes.

          (f)    None of the Acquired Corporations has, at any time, been a member of a group (including an affiliated group, within the meaning of Section 1504 of the Code) with which it has filed or been included in a combined, consolidated or unitary income Tax Return, other than a group of which the Company is or was the common parent. None of the Acquired Corporations is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract. None of the Acquired Corporations is liable for the Taxes of any taxpayer under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract (including any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement), or otherwise for any taxable period beginning before the Closing Date.

          (g)   Effective as of January 1, 2005, the Company made a valid election under Section 1362 of the Code and any corresponding state or local tax provision to be an S Corporation within the meaning of Sections 1361 and 1362 of the Code effective for all taxable periods beginning on or subsequent to January 1, 2005 and ending on the Closing Date (the "S Corp Period"). The Company and its shareholders during the S Corp Period have at no time taken any action inconsistent with the requirements of the Company's S Corporation status, nor have the Company or any of the Company's shareholders failed at any time to take any action required in order to maintain Company's S Corporation status, nor have the Company or any of its shareholders terminated (whether inadvertently or otherwise) the Company's S Corporation election at any time. During the S Corp Period, there were no recognized built in gains as defined in Section 1374 of the Code or any other entity level liability, not otherwise provided for in the Company Financial Statements.

        2.15    Employee and Labor Matters; Benefit Plans.

          (a)   Part 2.15(a) of the Company Disclosure Schedule identifies each deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, qualified or non-qualified profit-sharing, pension or retirement plan, program or agreement (collectively, the "Plans") sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current employee, director or consultant of any of the Acquired Corporations or any ERISA Affiliate (collectively "Employee"), except for Plans which would not require the Acquired Corporations to make payments or provide benefits having a value in excess of $10,000 in the aggregate. Part 2.15(a) of the Company Disclosure Schedule sets forth the citizenship status of every employee of any of the Acquired Corporations (whether such employee is a United States citizen or otherwise) and, with respect to non-United States citizens, identifies the visa or other similar permit under which such employee is working for any of the Acquired Corporations and the dates of issuance and expiration of such visa or other similar permit. The Company is not obligated to pay any bonuses for services prior to the Effective Time in excess of the amount accrued on the Agreed Upon Balance Sheet.

          (b)   Neither the Acquired Corporations nor any ERISA Affiliate maintain, sponsor or contribute to, and, to the knowledge of the Acquired Corporations, have not at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of Employees or former Employees (a "Pension Plan").

          (c)   Each of the Acquired Corporations maintains, sponsors or contributes only to those employee welfare benefit plans (as defined in Section 3(1) of ERISA, whether or not excluded from coverage under specific Titles or Subtitles of ERISA) for the benefit of Employees or former Employees which are described in Part 2.15(c) of the Company Disclosure Schedule (the "Welfare Plans"), none of which is (i) a multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) a "multiple employer welfare association" ("MEWA") within the meaning of Section 3(40) of ERISA, or (iii) a "voluntary employee benefit association" ("VEBA") within the meaning of Section 501(c)(9) of the Code.

          (d)    With respect to each Plan, the Company has delivered to Parent:

              (i)   an accurate and complete copy of such Plan (including all amendments thereto);

             (ii)   an accurate and complete copy of the annual report, if required under ERISA, with respect to such Plan for the last two (2) years;

           (iii)   an accurate and complete copy of the most recent summary plan description, together with each summary of material modifications, if required under ERISA, with respect to such Plan, and all material written employee communications relating to such Plan;

            (iv)   if such Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof;

             (v)   accurate and complete copies of all Contracts relating to such Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; and

            (vi)   an accurate and complete copy of the most recent determination letter received from the Internal Revenue Service with respect to such Plan (if such Plan is intended to be qualified under Section 401(a) of the Code);

           (vii)   all governmental filings relating to each Plan for the last three (3) years, including, without limitation, excise Tax Returns and reportable events filings; and

          (viii)   all governmental rulings, determinations, and opinions (and pending requests for governmental communications, rulings, determinations, and opinions) with respect to each Plan during the past three (3) years.

          (e)   None of the Acquired Corporations is required to be, and, to the knowledge of the Acquired Corporations, none of the Acquired Corporations or any ERISA Affiliate has ever been required to be, treated as a single employer with any other Person under Section 401(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code. None of the Acquired Corporations or any ERISA Affiliate has ever been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. To the knowledge of the Acquired Corporations, none of the Acquired Corporations or any ERISA Affiliate has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in "withdrawal liability," as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such Liability under either Section 4207 or 4208 of ERISA).

          (f)    None of the Acquired Corporations has any plan or commitment to create any additional Plan, or to modify or change any existing Plan (other than to comply with applicable law) in a manner that would affect any Employee.

          (g)   No Welfare Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former Employee after any such Employee's termination of service (other than (i) benefit coverage mandated by applicable law, including coverage provided pursuant to Section 4980B of the Code, (ii) deferred compensation benefits accrued as Liabilities on the Company Financial Statements, and (iii) benefits the full cost of which are borne by current or former Employees (or the Employees' beneficiaries)).

          (h)   With respect to each of the Welfare Plans constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of Section 4980B of the Code ("COBRA") and the Health Insurance and Portability and Accountability Act of 1996, as amended ("HIPAA") have been complied with in all material respects.

          (i)    Each of the Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including but not limited to ERISA and the Code.

          (j)    Each of the Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service, and none of the Acquired Corporations is aware of (i) any reason why any such determination letter should or could be revoked or (ii) any act or omission that could adversely affect the Tax exempt status of such Plan or the Tax exempt status of any related trust. Any and all amendments to such a Plan that is not covered by an IRS determination letter does not adversely affect the qualified and Tax exempt status of such Plan.

          (k)   Neither the execution, delivery or performance of this Agreement and the Related Agreements, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement and the Related Agreements, will result in any Liability to the Company or any of the Acquired Corporations for payment (including any bonus, golden parachute or severance payment) to any current or former Employee or director of the Acquired Corporations (whether or not under any Plan), or increase the benefits payable under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits, except pursuant to the terms of the Company Stock Option Plan.

          (l)    Part 2.15(l) of the Company Disclosure Schedule accurately identifies each former Employee of the Acquired Corporations who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (whether from the Acquired Corporations or otherwise) relating to such former Employee's employment with the Acquired Corporations; and Part 2.15(l) of the Company Disclosure Schedule accurately describes such benefits.

          (m)  None of the Acquired Corporations is a party to or bound by, and none of the Acquired Corporations has ever been a party to or been bound by, any union contract, collective bargaining agreement or similar Contract.

          (n)   The employment of each of the Employees of the Acquired Corporations is terminable at will. The Company has made available to the Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current and former Employees of the Acquired Corporations.

          (o)   To the knowledge of the Acquired Corporations:

              (i)   no Employee of the Acquired Corporations has given notice to terminate his employment with the Acquired Corporations;

             (ii)   no Employee of the Acquired Corporations has received an offer to join a business that may be competitive with any Acquired Corporation's business; and

           (iii)   no Employee of the Acquired Corporations is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that is reasonably likely to have an adverse effect on (A) the performance by such Employee of any of his duties or responsibilities as an employee of the Acquired Corporations, or (B) any Acquired Corporation's business or operations.

          (p)   None of the Acquired Corporations is engaged, and in the last five (5) years none of the Acquired Corporations has been engaged, in any unfair labor practice of any nature. In the last five (5) years, there has not been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Acquired Corporations or any of their Employees. There is not now pending, and no Person has threatened to commence, any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. No event has occurred, and no condition or circumstance exists, that is reasonably likely to directly or indirectly give rise to or provide a basis for the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute.

          (q)   In the past five (5) years, (i) no Acquired Corporation has effectuated a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the

  Company's or any Acquired Corporation's business, and (iii) none of the Company or any Acquired Corporation has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. None of the Company or any Acquired Corporation has caused any of its employees to suffer an "employment loss" (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof.

          (r)   As of the Effective Time, the Benefit Plan shall have been terminated, and after the Effective Time no Employee or former Employee of any of the Acquired Corporations shall have any right under the Benefit Plan and all Liabilities of the Acquired Corporations under the Benefit Plan (including any Liabilities relating to services performed prior to the Closing) shall be fully extinguished at no cost, and with no Liability, to the Acquired Corporations.

          (s)   As of the Effective Time, any bonus owed to any Employee or former Employee of the Acquired Corporations pursuant to any bonus arrangement, including, without limitation, any bonus due in connection with the Company's 2004 fiscal year or payable as a result of the Merger and any Taxes related thereto, shall have been paid without Liability or obligation to the Acquired Corporations, the Surviving Corporation, Parent or any of its Affiliates after the Effective Time.

          (t)    No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise Tax, penalty or other Liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither the Company nor, to the best knowledge of the Company, any Acquired Corporation, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject the Company or any Acquired Corporation to any liability for breach of fiduciary duty under ERISA or any other applicable law.

          (u)   No "leased employee" as that term is defined in Section 414(n) of the Code performs services for the Company, any Acquired Corporation, or any of their ERISA Affiliates. All persons to whom the Company or any Acquired Corporation has made payments for the performance of services during the three (3) year period ending at the Effective Time have been properly classified as employees or non-employees for purposes of federal income and employment Tax withholding and coverage under any of the Plans.

        2.16    Environmental Matters.    Each of the Acquired Corporations is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Acquired Corporations of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. None of the Acquired Corporations has received, at any time, any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, Employee or otherwise, (a) that alleges that any Acquired Corporation is not in compliance with any Environmental Law, and, to the knowledge of the Acquired Corporations, there are no circumstances that may prevent or interfere with the Acquired Corporations' compliance with any Environmental Law in the future, or (b) regarding any actual, alleged, possible or potential obligation on the part of any Acquired Corporation to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or response action of any nature. To the knowledge of the Acquired Corporations, no current or prior owner of any property leased or controlled by the Acquired Corporations has, at any time, received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Acquired Corporations is not in compliance with any Environmental Law. All Governmental Authorizations currently held by the Acquired Corporations pursuant to Environmental Laws are identified in Part 2.16 of the Company

Disclosure Schedule. (For purposes of this Section 2.16: (i) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any applicable Environmental Law or that is otherwise a danger to health, reproduction or the environment.) All applications required to have been filed for the renewal of the Governmental Authorizations identified or required to be identified in Part 2.16 of the Company Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and each other notice or filing required to have been given or made with respect to such Governmental Authorizations has been duly given or made on a timely basis with the appropriate Governmental Body. The Company has delivered to Parent an accurate and complete copy of each Phase I and Phase 2 Environmental Site Assessment to which the Acquired Corporations have access that addresses or otherwise relates to the compliance of the Acquired Corporations with any Environmental Law.

        2.17    Insurance.    Part 2.17 of the Company Disclosure Schedule identifies all general liability insurance policies maintained by, at the expense of or for the benefit of the Acquired Corporations and identifies any material pending claims made thereunder, and the Acquired Corporations have delivered to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Company Disclosure Schedule. Each of the insurance policies identified in Part 2.17 of the Company Disclosure Schedule is in full force and effect. Since January 1, 2000, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible (i) cancellation or invalidation of any insurance policy, (ii) refusal of any coverage or rejection of any pending claim under any insurance policy, or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.

        2.18    Related Party Transactions.

          (a)   No Related Party has, and no Related Party has had at any time since January 1, 2000, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Acquired Corporations;

          (b)   no Related Party is, or has been at any time since January 1, 2000, indebted to the Acquired Corporations;

          (c)   since January 1, 2000, no Related Party has entered into, or has had any direct or indirect financial interest in, any Material Contract, transaction or business dealing involving the Acquired Corporations;

          (d)   no Related Party is competing, or has competed at any time since January 1, 2000, directly or indirectly, with the Acquired Corporations; and

          (e)   no Related Party has any claim or right against the Acquired Corporations (other than rights under Company Options and rights to receive compensation for services performed as an Employee of the Company). (For purposes of this Section 2.18 each of the following shall be deemed to be a "Related Party":

              (i)   each individual who is, or who has been at any time since January 1, 2000, an officer or director of the Company;

             (ii)   each member of the immediate family of each of the individuals referred to in clause "(i)" above; and

           (iii)   any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses "(i)" and "(ii)" above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.)

        2.19    Legal Proceedings; Orders.

          (a)   There is no pending Legal Proceeding, and to the knowledge of the Acquired Corporations, no Person has threatened to commence any Legal Proceeding: (i) that involves the Acquired Corporations or any of the assets owned, used or controlled by the Acquired Corporations or any Person whose Liability the Acquired Corporations have or may have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements. No event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

          (b)   No Legal Proceeding has ever been commenced by or has ever been pending against the Acquired Corporations that has not been fully adjudicated or settled prior to the date of this Agreement without Liability to any of the Acquired Corporations that is likely to be incurred after the date of this Agreement. The Acquired Corporations have delivered to Parent accurate and complete copies of all pleadings, correspondence and other written materials to which the Acquired Corporations have access and that relate to any Legal Proceeding identified in the Company Disclosure Schedule.

          (c)   There is no Order to which any of the Acquired Corporations, or any of the assets owned or used by them, is subject. No shareholder, officer or other employee of the Acquired Corporations is subject to any Order that prohibits such shareholder, officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Acquired Corporations' business. There is no proposed Order that, if issued or otherwise put into effect (i) could have a Company Material Adverse Effect or an adverse effect on the ability of any of the Acquired Corporations or any of its shareholders to comply with or perform any covenant or obligation under any of the Related Agreements or (ii) could have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the transactions contemplated under this Agreement.

        2.20    Authority; Binding Nature of Agreement.

          (a)   The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and any Related Agreement to which it is a party; and the execution, delivery and performance by the Company of this Agreement and any Related Agreement to which it is a party have been duly authorized by all necessary action on the part of the Company. This Agreement and each Related Agreement to which the Company is a party constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies and (iii) shareholder approval of this Agreement pursuant to the laws of the Commonwealth of Virginia.

          (b)   The Principal Shareholder has the unrestricted right, power and capacity to enter into and to perform his obligations under this Agreement and any Related Agreement to which he is a party. This Agreement and each Related Agreement to which the Principal Shareholder is a party constitutes the valid and binding obligation of the Principal Shareholder, enforceable against the Principal Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

        2.21    Non-Contravention; Consents.    Neither (i) the execution, delivery or performance of this Agreement or any of the Related Agreements, nor (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements, will directly or indirectly (with or without notice or lapse of time):

          (a)   contravene, conflict with or result in a violation of any of the provisions of the Company Constituent Documents;

          (b)   contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement (other than the right to exercise dissenters' rights under the COV) or any of the Related Agreements or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order, writ, injunction, judgment or decree to which any Acquired Corporation, or any of the assets owned, used or controlled by any Acquired Corporation, is subject;

          (c)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of the Acquired Corporations or to any of the assets owned, used or controlled by the Acquired Corporations;

          (d)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Material Contract, (ii) accelerate the maturity or performance of any such Material Contract, or (iii) cancel, terminate or modify any such Material Contract; or

          (e)   result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Acquired Corporations (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Acquired Corporations).

Except for the filing of the Articles of Merger, no filing with, notice to or consent from any Person (other than the parties hereof) is required in connection with (A) the execution, delivery or performance of this Agreement or any of the Related Agreements, or (B) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements.

        2.22    Customers; Accounts Payable.

          (a)   Part 2.22(a) of the Company Disclosure Schedule identifies each Person that has committed (whether oral or written and whether pursuant to an agreement or purchase order or otherwise) to purchase existing products or services or products or services being developed by any of the Acquired Corporations with a dollar value of $250,000 or more (the "Purchase Commitments") and whether such commitment is oral or written. The Company has provided Parent with true and complete copies of all documents evidencing such Purchase Commitments. All such Purchase Commitments are in full force and effect, have not been withdrawn, amended, modified or terminated and are enforceable by the Acquired Corporations and, upon consummation of the Merger, will be enforceable by Parent, against the other party to such Purchase Commitments. No fact, condition or circumstance exists that would give any party the right to withdraw, amend, modify or terminate any Purchase Commitment and no Person has given any notice to the Acquired Corporations, and none of the Acquired Corporations has reason to believe, that any Person intends to withdraw, amend, modify or terminate any Purchase Commitment.

          (b)   Part 2.22(b) of the Company Disclosure Schedule: (i) provides an accurate and complete breakdown and aging of the Company's accounts payable as of the date of the Unaudited Interim Balance Sheet; (ii) provides an accurate and complete breakdown of all customer deposits and other deposits held by the Company as of the date of this Agreement; and (iii) provides an accurate and complete breakdown of the Company's long-term debt as of the date of this Agreement. Part 2.22(b) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the amounts paid to, each supplier or other Person (other than Employees) that received more than $100,000 from the Company in 2004.

        2.23    Full Disclosure.

          (a)   This Agreement (including the Company Disclosure Schedule) does not (i) contain any representation or warranty by the Company or the Principal Shareholder or information regarding the Acquired Corporations or the Principal Shareholder that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information regarding the Acquired Corporations and the Principal Shareholder contained herein, in the light of the circumstances under which such representations, warranties and information were or will be made or provided, not false or misleading.

          (b)   The information supplied by the Company for inclusion in the Information Statement (including any Company financial statements) did not, as of the date of the Information Statement or as of the effective date of the written consent of the shareholders of the Company approving the Merger, this Agreement and the Escrow Agreement and in each case, as of the date such information was prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information not false or misleading.

        2.24    Company Action.

          (a)   The Board of Directors of the Company (at a meeting duly called and held in accordance with the Company Constituent Documents) (i) unanimously determined that the Merger is advisable and in the best interests of the Company and its shareholders, (ii) unanimously approved and adopted the Merger, this Agreement and the Escrow Agreement, (iii) unanimously recommended the adoption and approval of the Merger, this Agreement and the Escrow Agreement by the shareholders of the Company and (iv) directed that this Agreement and the Escrow Agreement be submitted for a vote by the shareholders of the Company.

          (b)   The Merger, this Agreement and the Escrow Agreement were approved by the affirmative vote of shareholders of the Company holding a majority of the Voting Company Common Stock outstanding on the date of such vote. The affirmative vote of shareholders of the Company holding a majority of the shares of the Voting Company Common Stock outstanding on the date of such vote was the only vote of the shareholders of the Company needed to approve the Merger, this Agreement and the transactions contemplated hereby. Voting shareholder approval of the Merger and this Agreement is a condition precedent to the consummation of the Merger.

        2.25    Anti-Takeover Law.    The Board of Directors and the Company have taken all action necessary or required to render inapplicable to the Merger, this Agreement or any Related Agreement and the transactions contemplated herein or therein (i) any state takeover law that may purport to be applicable to the Merger and the transactions contemplated by this Agreement and the Related Agreements, (ii) any takeover provision in the Company Constituent Documents, and (iii) any takeover provision in any Contract to which any of the Acquired Corporations is a party or by which it or its properties may be bound.

        2.26    Finder's Fee.    No broker, finder, investment banker, valuation firm or any other Person is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of any of the Acquired Corporations.

        2.27    Certain Payments, etc.    Neither any of the Acquired Corporations, nor any manager, officer, Employee, agent or other Person associated with or acting for or on behalf of any of the Acquired Corporations, has at any time, directly or indirectly:

          (a)   used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to any political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, Federal or state law;

          (b)   paid, accepted or received any unlawful contributions, payments, expenditures or gifts;

          (c)   violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations;

          (d)   made any false or fictitious entry, or failed to make any entry that should have been made, in any of the books of account or other records of any of the Acquired Corporations;

          (e)   made any payoff, influence payment, bribe, rebate, kickback or unlawful payment to any Person;

          (f)    performed any favor or given any gift which was not deductible for federal income Tax purposes;

          (g)   made any payment (whether or not lawful) to any Person, or provided (whether lawfully or unlawfully) any favor or anything of value (whether in the form of property or services, or in any other form) to any Person, for the purpose of obtaining or paying for (i) favorable treatment in securing business, or (ii) any other special concession; or

          (h)   agreed, committed, offered or attempted to take any of the actions described in clauses "(a)" through "(g)" above.

ARTICLE 3.    REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Parent and Merger Sub represent and warrant to the Company as follows:

        3.1    Corporate Existence and Power.    Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware in the case of Parent, and under the laws of the Commonwealth of Virginia in the case of Merger Sub, and has all corporate power required to conduct its business as now conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a material adverse effect on Parent's ability to complete the Merger.

        3.2    Authority; Binding Nature of Agreement.    Parent and Merger Sub have the corporate right, power and authority to perform their obligations under this Agreement and under each Related Agreement to which either of them is a party; and the execution, delivery and performance by Parent and Merger Sub of this Agreement and each Related Agreement to which either of them is a party have been duly authorized by all necessary action, including all necessary action on the part of Parent and Merger Sub and their respective boards of directors. No vote of Parent's stockholders is needed to adopt this Agreement or approve the Merger. This Agreement and each Related Agreement to which either of them is a party has been duly and validly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligation of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub, as applicable, in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

        3.3    No Conflict; Consents.    The execution and delivery by Parent and Merger Sub of this Agreement and of each Related Agreement to which either of them is a party and the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub (i) are not prohibited by, and will not violate or conflict with, any provision of the certificate of incorporation or bylaws of Parent or the articles of incorporation or bylaws of Merger Sub, (ii) are not prohibited by, and will not violate any Legal Requirement applicable to Parent and (iii) do not contravene or result in a violation or breach of any Contract of Parent, solely to the extent that such contravention, violation or breach would reasonably be expected to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any of the Related Agreements. Except for the filing of the Articles of Merger, no filing with, notice to or consent from any Person (other than Parent's board of directors and Merger Sub's board of directors and shareholder) is required in connection with (x) the execution, delivery or performance of this Agreement or any of the Related Agreements, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements.

        3.4    Finder's Fee.    No broker, finder, investment banker, valuation firm or any other Person is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of any of Parent or Merger Sub.

ARTICLE 4.    CERTAIN COVENANTS OF THE COMPANY

        4.1    Access and Investigation.    During the period from the date of this Agreement through the earlier of the Closing Date or the Termination Date (the "Pre-Closing Period"), the Company shall, and shall cause its Representatives to: (i) provide Parent and Parent's Representatives with reasonable access to the Company's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (ii) provide Parent and Parent's Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request.

        4.2    Operation of the Company's Business.

          (a)   During the Pre-Closing Period, the Company shall: (i) ensure that each of the Acquired Corporations conducts its business and operations (A) in the Ordinary Course of Business, and (B) in compliance with all applicable Legal Requirements and the requirements of all Material Contracts; (ii) ensure that each of the Acquired Corporations manages its cash balance in the Ordinary Course of Business consistent with past practice and pays all payables as they become due in accordance with the terms prescribed by the applicable third party creditors, (iii) use best efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and Employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, Employees and other Persons having business relationships with any of the Acquired Corporations; (iv) provide all notices, assurances and support required by any Material Contract relating to any Proprietary Asset in order to ensure that no condition under such Contract occurs which could result in, or could increase the likelihood of any transfer or disclosure by any of the Acquired Corporations of any Proprietary Asset; (v) keep in full force and effect (with the same scope and limits of coverage) all insurance policies in effect as of the date of this Agreement covering all material assets of the Acquired Corporations; and (vi) to the extent requested by Parent, cause its officers to report regularly to Parent concerning the status of each Acquired Corporation's business.

          (b)   Except as disclosed in Part 4.2 of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall not:

              (i)   declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except repurchases of unvested shares at cost in connection with the termination of the employment or consulting relationship with any Employee or consultant pursuant to stock option or purchase agreements;

             (ii)   sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any Company Rights, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement and set forth in the Company Disclosure Schedule);

           (iii)   amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's Plans, any provision of any Contract related to any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option or any related Contract;

            (iv)   amend or permit the adoption of any amendment to the Company Constituent Documents, or effect, become a party to or authorize any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

             (v)   recognize any labor union or enter into any collective bargaining agreement;

            (vi)   adopt a plan of complete or partial liquidation or dissolution or resolutions providing for or authorizing such a liquidation or a dissolution;

           (vii)   form any Subsidiary or acquire any equity interest or other interest in any other Entity;

          (viii)   make any capital expenditure outside the Ordinary Course of Business or make any single capital expenditure in excess of $25,000; provided however, that the maximum amount of all capital expenditures made on behalf of the Company during the Pre-Closing Period shall not exceed $75,000 in the aggregate;

            (ix)   except in the Ordinary Course of Business and consistent with past practice, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract;

             (x)   acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for assets acquired, leased, licensed or disposed of by the Company in the Ordinary Course of Business and not having a value, or not requiring payments to be made or received, in excess of $25,000 individually, or $75,000 in the aggregate), or waive or relinquish any material right;

            (xi)   lend money to any Person, or incur or guarantee any indebtedness;

           (xii)   establish, adopt or amend any Plan (except as may be required to comply with changes in applicable law) or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or officers;

         (xiii)   dismiss any Employee or hire any new Employee who either has an annual salary in excess of $50,000, or would (without Parent's advance written consent) cause a "plant closing," "mass layoff," or "employment loss" (as such terms are defined in the WARN Act) during the ninety (90) day period prior to the Effective Time;

          (xiv)   change any of its methods of accounting or accounting practices in any respect except as required by GAAP;

           (xv)   make any material Tax election;

          (xvi)   commence or settle any Legal Proceeding;

         (xvii)   enter into any material transaction or take any other material action outside the Ordinary Course of Business and inconsistent with past practices;

        (xviii)   transfer any assets or Liabilities between the Company and any of the other Acquired Corporations;

          (xix)   take or omit to take any action that is, or would reasonably be expected to, (A) result in any of its representations and warranties set forth in this Agreement or any certificate delivered in connection with the Closing being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) result in any of the conditions to the consummation of the Merger set forth in Article 6 and Article 7 hereof not being satisfied, (C) breach any provisions of this Agreement or (D) cause Parent to be entitled to a right of indemnification pursuant to Article 9 of this Agreement; or

           (xx)   authorize, agree, commit or enter into any Contract to take any of the actions described in clauses "(i)" through "(xix)" of this Section 4.2(b).

        4.3    Notification.

          (a)   During the Pre-Closing Period, each party shall promptly notify the other in writing of:

              (i)   the discovery by the notifying party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by such party in this Agreement;

             (ii)   any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by the notifying party in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

           (iii)   any breach of any covenant or obligation of the notifying party; and

          (b)   During the Pre-Closing Period, each party shall promptly notify the other in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in Article 6 or Article 7 of this Agreement impossible or unlikely.

        4.4    No Negotiation.

          (a)   Each of the Company and the Principal Shareholder acknowledges and agrees that during the Pre-Closing Period neither the Company nor the Principal Shareholder shall, nor shall the

  Company or the Principal Shareholder permit any of the Acquired Corporations or any of their respective Representatives and Associates to, directly or indirectly:

              (i)   solicit or encourage the initiation of any inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction;

             (ii)   participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information or afford access to the properties, books or records of the Company to any Person (other than Parent or its Affiliates) relating to or in connection with a possible Acquisition Transaction; or

           (iii)   consider, entertain or accept any proposal or offer from any Person (other than Parent or its Affiliates) relating to a possible Acquisition Transaction.

          (b)   Each of the Company and the Principal Shareholder shall, and shall cause each of the Acquired Corporations and each of their respective Representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Parent) relating to a possible Acquisition Transaction, and shall promptly provide Parent with an oral and a written description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Company or by any of the Company's Representatives from any person or entity (other than Parent) during the Pre-Closing Period. The parties acknowledge that any breach of the foregoing provisions by any Representative of the Company or the Principal Shareholder shall be deemed a breach by the Company or the Principal Shareholder, as applicable.

ARTICLE 5.    ADDITIONAL COVENANTS OF THE PARTIES

        5.1    Additional Agreements.    Parent and the Company shall use all reasonable efforts (i) to cause the conditions set forth in Article 6, in the case of the Company, and in Article 7, in the case of Parent, to be satisfied as soon as practicable prior to the Termination Date, and (ii) to take, or cause to be taken, all actions reasonably necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement and each Related Agreement as soon as practicable prior to the Termination Date. Without limiting the generality of the foregoing, each party to this Agreement shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. Each party shall promptly deliver to the other a copy of each filing made, each notice given and each Consent obtained by such party in connection with the Merger during the Pre-Closing Period.

        5.2    Public Announcements.    From and after the date of this Agreement, (a) the Company shall not (and the Company shall not permit any of the Acquired Corporations or any of their respective Representatives to) issue any press release or make any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement, without Parent's prior written consent, (b) Parent will use reasonable efforts to consult with the Company prior to issuing any press release or making any public statement regarding the Merger and (c) during the Pre-Closing Period Parent shall not (and Parent shall not permit any Representative to) issue any written press release regarding this Agreement or the Merger without the Company's prior consent; provided that nothing herein shall be deemed to prohibit Parent from making any public disclosure Parent deems necessary or appropriate under applicable Legal Requirements.

        5.3    FIRPTA Matters.    At the Closing, (a) the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897 - 2(h)(1)(i) of the United States Treasury Regulations, and (b) the Company shall deliver to the Internal Revenue Service the notification required under Section 1.897 - 2(h)(2) of the United States Treasury Regulations.

        5.4    Termination of Employee Plans.    The Company shall use its best efforts to terminate the Benefit Plans and shall provide Parent with an opportunity to review and comment on any documentation or correspondence related to such termination.

        5.5    Calculation of Merger Consideration.    Prior to the Effective Time, the Company shall provide to Parent (i) an update to Section 2.3 reflecting the capitalization of the Company as of immediately prior to the Effective Time, (ii) a detailed list setting forth the name of each holder of Company Common Stock and Company Options as well as the number of shares of Company Common Stock held by each holder of Company Common Stock as of immediately prior to the Effective Time and the number of shares of Company Common Stock and respective exercise price related to each holder of Company Options and (iii) the amount of Merger Consideration to which each such holder of Company Common Stock or Company Option is entitled to pursuant to Article 1 of this Agreement.

        5.6    Termination or Exercise of Company Rights and Company Options.    During the Pre-Closing Period, the Company shall exercise its best efforts to ensure that (i) all holders of Company Options have signed an acknowledgment of substitution in accordance with the terms of Section 1.10 and (ii) all options, warrants and other rights to acquire or purchase shares of the capital stock of the Company, other than Company Options, shall have been exercised or terminated without Liability to any Acquired Corporation, the Surviving Corporation, Parent or any of its Affiliates. The Company shall provide Parent with a reasonable and timely opportunity to review and comment on any documentation or correspondence related to the substitution, termination or exercise of options, warrants or other rights to acquire or purchase shares of the capital stock of the Company, including all disclosure documents. All disclosure documents distributed to holders of Company Options, warrants or other rights to acquire or purchase shares of the capital stock of the Company shall be prepared and distributed in compliance with the Company Constituent Documents, all applicable Company Contracts and Plans and all applicable Legal Requirements, including federal and state anti-fraud securities laws. Parent's review and approval of any such documentation shall not alter its indemnity rights under Article 9 or any of the representations and warranties of the Company or the Principal Shareholder set forth in this Agreement.

        5.7    Employee Benefits.    As soon as reasonably practicable following the Effective Time, Parent shall arrange for each Employee of an Acquired Corporation immediately prior to the Effective Time (including, without limitation, all eligible dependents of such Employees) who becomes a Parent Employee (or an employee of a Parent Subsidiary) after the Effective Time (a "Continuing Employee") to be eligible for benefits in the aggregate that are comparable to those received by similarly situated employees of Parent; provided, however, that nothing in this Section 5.7 or elsewhere in this Agreement shall be construed to create a right in any employee of any Acquired Corporation or any other Subsidiary of Parent and, subject to any other binding written agreement between an employee and Parent or the Surviving Corporation, the employment of each Continuing Employee shall be "at will" employment.

        5.8    Delivery of Pre-Closing Balance Sheet.    Prior to the Closing, the Company shall provide to Parent an unaudited balance sheet of the Company, dated as of the date two (2) business days prior to the Closing Date, and certified by the Board of Directors of the Company (the "Pre-Closing Balance Sheet"), which presents fairly, in all material respects, the financial condition of the Company on such date in conformity with GAAP, applied on a consistent basis with the Company Financial Statements. Following delivery of the Pre-Closing Balance Sheet, the Company shall provide Parent with reasonable access to all relevant information and documentation relating to the Pre-Closing Balance Sheet and the preparation thereof, including, without limitation, access to supporting detail schedules and Representatives of the Company responsible for the preparation of the Pre-Closing Balance Sheet.

        5.9    Consents.    From and after the date of this Agreement, the Company shall use its best efforts to obtain and deliver to Parent (i) all necessary consents of prime contractors or high-tier subcontractors to the assignment of the Government Contracts which require consent and (ii) all necessary novations to the Government Contracts which require novation.

        5.10    Bonus Arrangements.    After the Closing Parent shall cause the Company to honor the board resolutions attached hereto as Exhibit G.

        5.11    Tax Matters.

          (a)    Cooperation and Exchange of Information.    Parent, the Company and the Principal Shareholder shall cooperate in the preparation of all Tax Returns relating in whole or in part to taxable periods ending on, before or including the Closing Date that are required to be filed after the Closing Date. Each of Parent, the Company and the Principal Shareholder agree to act in accordance with the provisions and allocations of this Agreement when reporting on any relevant Tax Returns or similar filings and to refrain from taking any Tax position inconsistent with such provisions or allocations.

          (b)    Tax Obligations of the Shareholders.    The shareholders of the Company prior the Effective Time shall be liable for, and shall promptly pay when due, any and all Taxes imposed on the Acquired Corporations for any period from January 1, 2005 to the Closing Date.

          (c)    Tax Obligations of the Company.    The Company shall be liable for, and shall promptly pay when due, any and all Taxes imposed on the Acquired Corporations for any periods beginning after the Closing Date (the "Post Closing Tax Period").

          (d)    Straddle Period Taxes.    The Principal Shareholder shall caused to be prepared and filed no later than 75 days after the Closing a Tax Return of the Company for the period from January 1, 2005 to the day immediately preceding the Closing Date (a "Straddle Period"). At least fifteen (15) days prior to the due date of any Tax Return for the Straddle Period that is due after the Effective Date, Parent shall review the Straddle Period Tax Return and related work papers for the purpose of determining the amount of Taxes due from, or due to, the Principal Shareholder or the Company. Any dispute between Parent and the Principal Shareholder with respect to this section shall be resolved by neutral accountants mutually selected by Parent and the Principal Shareholder.

          (e)    Certain Pre-Closing Actions.    From the date hereof until the day immediately preceding the Closing Date, the Company shall use all of its cash on hand to pay off accounts payable and other expenses in each case after consultation with, and with the consent of, Parent.

          (f)    Individual Tax Returns.    The Principal Shareholder shall, and shall cause each of the other Affected Optionholders to, (i) prepare and file within 60 calendar days after the Closing amended individual tax returns reflecting the additional income reported on the amended Form W-2 referred to in Section 6.17 and (ii) provide Parent evidence reasonably satisfactory to Parent that any additional Taxes resulting from such amended personal tax return have been paid.

ARTICLE 6.    CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

        The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or written waiver by Parent, at or prior to the Closing, of each of the following conditions:

        6.1    Accuracy of Representations.    Each of the representations and warranties made by the Company and the Principal Shareholder in this Agreement and in each of the other agreements and instruments delivered to Parent in connection with the transactions contemplated by this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Company

Material Adverse Effect" qualifications and other materiality qualifications, contained in such representations and warranties shall be disregarded).

        6.2    Performance of Covenants.    All of the covenants and obligations that the Company and the Principal Shareholder are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

        6.3    Consents.    All Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in Part 2.21 of the Company Disclosure Schedule) from any Person or Governmental Body shall have been obtained and shall be in full force and effect.

        6.4    Agreements and Documents.    Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

          (a)   written resignations of all directors of the Company, effective as of the Effective Time, and a General Release in substantially the form of Exhibit D shall have been executed and delivered to Parent by the Principal Shareholder and each of Randy Stefano, Alan Jackson, Christopher Haakon, Sharon Condia and Paul Sullivan;

          (b)   an Escrow Agreement in the form of Exhibit C, executed by the Company Shareholders' Representative and the Escrow Agent,

          (c)   a certificate, dated as of the Closing Date, signed by the Principal Shareholder and on behalf of the Company by the Chief Executive Officer of the Company representing and warranting after reasonable investigation that the conditions set forth in Section 6.1 and Section 6.2 with respect to the Acquired Corporations have been duly satisfied (the "Company Compliance Certificate");

          (d)   a certificate executed by the Chief Executive Officer of the Company certifying (i) the Fully Diluted Company Share Amount, (ii) Company Transaction Expenses and (iii) Company Debt;

          (e)   a certificate, dated as of the Closing Date, signed by the Secretary of the Company (i) attaching copies of the Articles of Incorporation and Bylaws, and any amendments thereto, of each of the Acquired Corporations, (ii) attaching a good standing certificate of each of the Acquired Corporations, duly certified by the applicable Governmental Body of the state of organization of the applicable Acquired Corporation, (iii) certifying that attached thereto are true and correct copies of action by written consent or resolutions duly adopted by the board of directors and shareholders of the Company which authorize and approve the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby, (iv) certifying that there are no proceedings for the dissolution or liquidation of any of the Acquired Corporations and (v) certifying the incumbency, signature and authority of the officers of the Company authorized to execute, deliver and perform this Agreement and all other documents, instruments or agreements related thereto executed or to be executed by the Company;

          (f)    a legal opinion of David, Brody & Dondershine, LLP in the form of Exhibit E; and

          (g)   a payoff letter, substantially in the form attached hereto as Exhibit F, from Chevy Chase Bank, F.S.B and a termination of the revolving credit card account (Mastercard) of the Company issued by United Bank.

        6.5    No Restraints.    No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements shall have been issued by any Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal or unduly burdensome to Parent.

        6.6    No Governmental Litigation.    There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved, and neither Parent nor the Company shall have received any communication from any Governmental Body in which such Governmental Body indicates the possibility of commencing any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements; (b) relating to the Merger and seeking to obtain from Parent or any of its Subsidiaries, or the Company or any of its Subsidiaries, any Damages or other relief that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or any of its Subsidiaries; or (d) which could materially and adversely affect the right of Parent or the Surviving Corporation or any Subsidiary of Parent to own the assets or operate the business of the Company or any of its Subsidiaries.

        6.7    No Other Litigation.    There shall not be pending any Legal Proceeding (a) which, in the reasonable judgment of Parent, if such Legal Proceeding is adversely adjudicated, could have a Company Material Adverse Effect or a material adverse effect on Parent or (b) which is (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from Parent or any of its Subsidiaries, or any of the Company or any of its Subsidiaries, any Damages or other relief that may be material to Parent; (iii) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or any of its Subsidiaries; or (iv) which would affect adversely the right of the Company, Parent or any Subsidiary of Parent to own the assets or operate the business of the Company or any of its Subsidiaries.

        6.8    FIRPTA Compliance.    Parent shall have received the statement referred to in Section 5.3(a) and the Company shall have filed with the Internal Revenue Service the notification referred to in Section 5.3(b).

        6.9    Absence of Changes.    There has not been and is not reasonably likely to occur any Company Material Adverse Effect.

        6.10    Dissenters Rights.    At Closing, holders of no more than two percent (2%) of the capital stock of the Company shall have available to them the right to demand payment for their shares pursuant to Title 13.1 of the COV.

        6.11    Benefit Plan Termination.    The Company shall have terminated the Benefit Plan on terms reasonably satisfactory to Parent, shall have provided evidence reasonably satisfactory to Parent to ensure that no Employee or former Employee of any of the Acquired Corporations has any right under such plans and that all Liabilities of the Company under the Benefit Plan (including any Liabilities relating to services performed prior to the Closing) are fully extinguished at no cost, and with no Liability to any Acquired Corporation, the Surviving Corporation, Parent or any of its Affiliates.

        6.12    Exercise of Options and Company Rights.    All options, warrants and other rights to purchase or acquire shares of the capital stock of the Company, other than Company Options, shall have been exercised or terminated without Liability to any Acquired Corporation, the Surviving Corporation, Parent or any of its Affiliates, and Parent shall have received evidence reasonably satisfactory to it confirming such exercise or termination.

        6.13    Delivery of Agreed Upon Balance Sheet.    Parent shall have satisfactorily completed its review of the Pre-Closing Balance Sheet, shall be reasonably satisfied, in its sole and absolute discretion, with the results of that review and shall have received a revised Pre-Closing Balance Sheet, certified by the Board of Directors of the Company, which reflects any adjustments deemed necessary or appropriate by the Company and the Parent (the "Agreed Upon Balance Sheet").

        6.14    Employees.    All current management-level employees of the Company and no less than 95% of all other current employees of the Company shall be employed with the Company on the Closing Date and shall not have indicated their intent to the Company to discontinue their employment with Parent after the Closing Date.

        6.15    Business Succession Agreement.    The Company and the Principal Shareholder shall have terminated that certain Business Succession Agreement, dated January 12, 2003 by and among the Company and Mike Canney, without any Liability or obligation to the Surviving Corporation, Parent or any of its Affiliates.

        6.16    Company Options.    Each holder of a Company Option issues and outstanding prior to the Effective Time (other than the following individuals: Madiha Latif and Louay Al Nazer) shall have executed and delivered to Parent an acknowledgment of substitution in form reasonably acceptable to Parent in connection with the payment contemplated under Section 1.10

        6.17    W-2 Reporting.    The Company shall have delivered to each of the following individuals: Mike Canney, Chris Duhring, Alan Jackson, Jason Caldwell, Allen Ford, Scott Jordan, Chris Rogers, Randy Stefano and Teresa Egan (the "Affected Optionholders") a revised Form W-2 reasonably acceptable to Parent in connection with stock option exercises by such individuals in calendar 2003 and calendar 2004, and each such individual shall have executed and delivered to the Company a General Release in the form of Exhibit D.

ARTICLE 7.    CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

        The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or written waiver by the Company, at or prior to the Closing, of the following conditions:

        7.1    Accuracy of Representations.    Each of the representations and warranties made by Parent and Merger Sub in this Agreement and in each of the other agreements and instruments delivered to the Company in connection with the transactions contemplated by this Agreement shall have been accurate in all material respects as of the Closing Date as if made on the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

        7.2    Performance of Covenants.    All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

        7.3    Documents.    The Company shall have received the following documents:

          (a)   an Escrow Agreement in the form of Exhibit C, executed by Parent and the Escrow Agent; and

          (b)   a certificate signed on behalf of Parent by the Chief Financial Officer of Parent representing and warranting that the conditions set forth in Section 7.1 and Section 7.2 have been duly satisfied;

        7.4    No Restraints.    No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements shall have been issued by any Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

        7.5    No Governmental Litigation.    Neither Parent nor the Company shall have received any communication from any Governmental Body in which such Governmental Body indicates that it is commencing or will commence any Legal Proceeding or taking any other action challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements.

ARTICLE 8.    TERMINATION

        8.1    Termination Events.    This Agreement may be terminated prior to the Closing:

          (a)   by mutual written consent of Parent and the Company;

          (b)   by either Parent or the Company, if there shall be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal, or if any Order by any Governmental Body of competent jurisdiction preventing or prohibiting consummation of the Merger shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) must have used all reasonable efforts to remove any such Order prior to the Termination Date;

          (c)   by Parent, if any of the Company's representations and warranties contained in this Agreement shall have been materially inaccurate as of the date of this Agreement or shall have become materially inaccurate as of any subsequent date (as if made on such subsequent date), or if any of the Company's covenants contained in this Agreement shall have been breached in any material respect; provided, however, that Parent may not terminate this Agreement under this Section 8.1(c) on account of an inaccuracy in the Company's representations and warranties or on account of a breach of a covenant by the Company if such inaccuracy or breach is curable by the Company unless the Company fails to cure such inaccuracy or breach within ten (10) days after receiving written notice from Parent of such inaccuracy or breach;

          (d)   by the Company, if any of Parent's representations and warranties contained in this Agreement shall have been materially inaccurate as of the Closing Date, or if any of Parent's covenants contained in this Agreement shall have been breached in any material respect; provided, however, that the Company may not terminate this Agreement under this Section 8.1(d) on account of an inaccuracy in Parent's representations and warranties or on account of a breach of a covenant by Parent if such inaccuracy or breach is curable unless Parent fails to cure such inaccuracy or breach within ten (10) days after receiving written notice from the Company of such inaccuracy or breach; or

          (e)   by Parent or the Company, if the Closing has not taken place on or before June 30, 2005 (the "Termination Date") (other than as a result of any failure on the part of the terminating party to comply with or perform any of its covenant or obligation set forth in this Agreement).

        8.2    Termination Procedures.    If either party wishes to terminate this Agreement pursuant to Section 8.1, it shall deliver to the other party a written notice stating that it is terminating this Agreement and setting forth a brief description of the basis on which it is terminating this Agreement.

        8.3    Effect of Termination.    If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any inaccuracy or prior breach by such party of any representation, warranty, covenant or other provision of this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Sections 10.3 through 10.6; (c) the Company shall, in all events, remain bound by and continue to be subject to Section 5.2; and (d) no party shall be liable for any consequential, incidental or punitive Damages.

        8.4    Expenses.    All fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

ARTICLE 9.    INDEMNIFICATION, ETC.

        9.1    Survival of Representations, Etc.

          (a)   The representations and warranties made by the Company and the Principal Shareholder in this Agreement, the Company Disclosure Schedule or any other document, certificate, schedule or instrument delivered or executed in connection with the transactions contemplated hereby (including the representations and warranties set forth in Article 2 and the representations set forth in the Company Compliance Certificate) shall survive the Closing and shall expire at 11:59 p.m. Pacific Time on the final day of the Initial Escrow Period; provided, however, that (i) the representations and warranties set forth in Section 2.12, Section 2.14, Section 2.15, Section 2.16, Section 2.23 and Section 2.27 shall survive until the expiration of the relevant statute of limitations, (ii) the representations and warranties set forth in Section 2.3 shall survive indefinitely, (iii) if, at any time prior to expiration of the representations and warranties, any Indemnitee delivers to the Company Shareholders' Representative a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company (and setting forth in reasonable detail the basis for such Indemnitee's belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the representation or warranty underlying the claim asserted in such notice shall survive the end of the Initial Escrow Period until such time as such claim is fully and finally resolved, and (iv) if the Indemnifying Party actually knew, on or prior to the Closing Date, of any fact, event or circumstance that constitutes or that has given rise or could be expected to give rise, directly or indirectly, to any breach of any representation or warranty of the Indemnifying Party set forth in this Agreement, the Company Compliance Certificate or in any other document, certificate, schedule or instrument delivered or executed in connection with the transaction contemplated hereby without disclosing such fact, event or circumstance on the Company Disclosure Schedule, then such representation or warranty shall not expire, but rather shall remain in full force and effect for an unlimited period of time (regardless of whether any claim notice relating to such representation or warranty is ever given). All of the covenants, agreements and obligations of the parties contained in this Agreement, the Company Disclosure Schedule or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations. All representations and warranties made by Parent and Merger Sub shall terminate and expire at the Effective Time.

          (b)   The representations, warranties, covenants and obligations of each party, and the rights and remedies that may be exercised by the Indemnitees or the Company Shareholders' Representative on behalf of the Company shareholders, shall not be limited or otherwise affected by or as a result of any information furnished to (other than information contained in the Company Disclosure Schedule), or any investigation made by or knowledge of, any of such parties. The parties recognize and agree that the representations and warranties also operate as bargained for promises and risk allocation devices and that, accordingly, any party's knowledge, and the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or payment of Damages pursuant to this Article 9, or other remedy based on such representations, warranties, covenants, and obligations.

        9.2    Indemnification.

          (a)   From and after the Effective Time (but subject to Section 9.1(a) and Section 9.1(b)), the Principal Shareholder and the Escrow Fund (each an "Indemnifying Party") shall hold harmless and shall indemnify and defend each Indemnitee from and against, and shall compensate, reimburse and pay for, any Damages which are suffered or incurred by any Indemnitee or to which any Indemnitee may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with:

              (i)   any inaccuracy in, breach or alleged breach of any representation or warranty of the Company or the Principal Shareholder set forth in this Agreement, the Company Disclosure Schedule or any other document, certificate, schedule or instrument delivered or executed in connection with the transactions contemplated hereby (including the representations and warranties set forth in Article 2 and the representations set forth in the Company Compliance Certificate);

             (ii)   any breach of any covenant or obligation of the Company (including the covenants set forth in Articles 4 and 5);

           (iii)   any Legal Proceeding relating to any matter referred to in clauses "(i)" or "(ii)" above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Article 9);

            (iv)   any demands by holders of shares of Company Securities under Title 13.1 of the COV (which shall include without limitation amounts paid (A) to such holders with respect to such demands in excess of the Merger Consideration payable to holders of the same class or series of Company Securities pursuant to Article 1 of this Agreement, and (B) amounts paid by Parent or the Company for any reasonable attorneys' fees or expenses incurred in connection with such demands);

             (v)   any Company Transaction Expenses or Company Debt which were not deducted from the Total Consideration at the Closing;

            (vi)   any matter set forth on Schedule 9.2(a) to this Agreement or any Legal Proceeding arising out of the matters set forth on Schedule 9.2(a); and

           (vii)   any Tax imposed on any Acquired Corporation with respect to any period prior to the Closing Date which was not paid or accrued by the Acquired Corporation as of the Closing Date on the Agreed Upon Balance Sheet.

          (b)    Threshold.    Notwithstanding any other provision in this Agreement to the contrary, no Indemnitee shall be entitled to indemnification pursuant to Article 9 until such time as the total amount of all Damages (including Damages resulting from the matters described in Section 9.2(a)) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds two hundred and twenty five thousand dollars ($225,000) in the aggregate (the "Threshold Amount"); provided, however, that if the total amount of such Damages exceeds the Threshold Amount, then any Indemnitee that has suffered or incurred any Damages shall be entitled to be held harmless, defended and indemnified against and compensated, reimbursed and paid for all such Damages, and not just those Damages that exceed the Threshold Amount; provided, further, that any Damages resulting from matters described in Section 9.2(a)(v) through Section 9.2(a)(vii) and Section 9.2(a)(i) solely to the extent related to breaches of the representations in Section 2.3 shall not be subject to the Threshold Amount.

          (c)   In the event the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of Section 9.2(a)(i) through 9.2(a)(vii), then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

        9.3    Offset Against Escrow Fund; Limitation on Liability.

          (a)   In the event any Indemnitee shall suffer any Damages for which such Indemnitee is entitled to indemnification under this Article 9, such Indemnitee shall be entitled to recover such Damages by obtaining cash from the Escrow Fund equal to the aggregate amount of such Damages, and such recovery shall be made from the Escrow Fund on a basis proportional to the Escrow Consideration contributed under the Escrow Agreement by or on behalf of each Company shareholder. During the Initial Escrow Period, in the event of any indemnity claim any Indemnitee will proceed with a claim first to the Escrow Fund and then to the extent of any deficiencies against the Principal Shareholder.

          (b)   Except in the event of fraud, willful breach or intentional misrepresentation, the liability of the Principal Shareholder to make indemnification payments pursuant to Section 9.2(a) shall not exceed the amount of Merger Consideration paid to the Principal Shareholder under this Agreement.

        9.4    No Contribution.    The Principal Shareholder and the other Company shareholders shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other Liability to which such shareholders may become subject under or in connection with this Agreement or the Escrow Agreement.

        9.5    Defense of Third Party Claims.

          (a)   In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, against Parent or against any other Person) with respect to which any of the Indemnitees may be entitled to indemnification or any other remedy pursuant to this Article 9, Parent shall promptly give the Company Shareholders' Representative and the Escrow Agent written notice of such claim or Legal Proceeding (a "Claim") provided, however, that any failure on the part of Parent to so notify the Company Shareholders' Representative shall not limit any of the Indemnitees' rights to indemnification under this Article 9 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).

          (b)   Within ten (10) days of delivery of such written notice, the Company Shareholders' Representative may elect (by written notice delivered to Parent) to take all necessary steps properly to contest any Claim involving third parties or to prosecute such Claim to conclusion or settlement. If the Company Shareholders' Representative makes the foregoing election, an Indemnitee will have the right to participate at its own expense in all proceedings. If the Company Shareholders' Representative does not make such election within such period or fails to diligently contest such Claim after such election, then the Indemnitee shall be free to handle the prosecution or defense of any such Claim, and will take all necessary steps to contest the Claim involving third parties or to prosecute such Claim to conclusion or settlement, and will notify the Company Shareholders' Representative of the progress of any such Claim, will permit the Company Shareholders' Representative, at the sole cost of the Company Shareholders' Representative, to participate in such prosecution or defense and will provide the Company Shareholders' Representative with reasonable access to all relevant information and documentation relating to the Claim and the prosecution or defense thereof.

          (c)   Notwithstanding the foregoing, if a Claim includes Damages equal to an amount in excess of the value of the Escrow Fund on the date of the Claim, or relates to any Proprietary Assets or other intellectual property issues, Taxes, or involves any action by any Governmental Body, whether arising under a Government Contract, Government Bid or otherwise, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own. In any case, the party not in control of the Claim will reasonably cooperate with the other party in the conduct of the prosecution or defense of such Claim.

          (d)   Neither party will compromise or settle any such Claim without the written consent of either Parent (if the Company Shareholders' Representative defends the Claim) or the Company Shareholders' Representative (if Parent or other Indemnitees defend the Claim), such consent not to be unreasonably withheld; provided that Parent may settle any Claim involving a Governmental Body without the consent of the Company Shareholders' Representative; and provided, further that if Parent settles such claim without the consent of the Shareholder Representative the amount of such settlement will not be conclusive evidence of the amount of Damages to which an Indemnitee may be entitled to pursuant to the terms of Section 9.2(a). Notwithstanding anything in this Agreement to the contrary, Parent may withhold its consent to any settlement that does not include a full general release of all the claims against Indemnitee from all parties to the litigation or that requires Parent or any of its Affiliates to perform any covenant or refrain from engaging in any activity.

          (e)   If Parent proceeds with the defense of any such claim or Legal Proceeding all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be satisfied out of the Escrow Fund in the manner set forth in the Escrow Agreement.

        9.6    Exercise of Remedies; Tax Treatment.

          (a)   No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement or under the Escrow Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

          (b)   The parties shall report any indemnification payment made pursuant to this Article 9 as a purchase price adjustment unless otherwise required by applicable Legal Requirements.

ARTICLE 10.    MISCELLANEOUS PROVISIONS

        10.1    Company Shareholders' Representative.

          (a)   The shareholders of the Company (including the Principal Shareholder), by approving this Agreement and the transactions contemplated hereby and thereby, hereby irrevocably appoint Mr. Mike Canney as their agent and attorney-in-fact for purposes of Article 9 and the Escrow Agreement (the "Company Shareholders' Representative"), and consent to the taking by the Company Shareholders' Representative of any and all actions and the making of any decisions required or permitted to be taken by him under the Escrow Agreement (including, without limitation, the exercise of the power to authorize delivery to Parent of cash out of the Escrow Fund in satisfaction of claims by Parent). The Company Shareholders' Representative hereby agrees to negotiate, enter into settlements and compromises of claims, including third-party claims, to comply with orders of courts and awards of arbitrators with respect to such claims, resolve any claim made pursuant to Article 9, take all actions necessary in his judgment for the accomplishment of the foregoing, and hereby accepts his appointment as the Company Shareholders' Representative for purposes of Article 9 and the Escrow Agreement. Parent shall be entitled to deal exclusively with the Company Shareholders' Representative on all matters relating to Article 9 and the Escrow Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company shareholder by the Company Shareholders' Representative, and on any other action taken or purported to be taken on behalf of any Company shareholder by the Company Shareholders' Representative, as fully binding upon such Company shareholder.

          (b)   If the Company Shareholders' Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Company shareholders, then Mr. Alan W. Jackson shall, within ten (10) days after such death or disability, appoint a successor representative reasonably satisfactory to Parent. Any such successor shall become the "Company Shareholders' Representative" for purposes of Article 9, the Escrow Agreement and this Section 10.1. If for any reason there is no Company Shareholders' Representative at any time, all references herein to the Company Shareholders' Representative shall be deemed to refer to Mr. Alan W. Jackson.

          (c)   A Company Shareholders' Representative shall not be liable for any act done or omitted hereunder as Company Shareholders' Representative while acting in good faith and in the exercise of reasonable judgment. Company shareholders on whose behalf Escrow Consideration was contributed to the escrow shall severally indemnify each Company Shareholders' Representative and hold each Company Shareholders' Representative harmless against any loss, Liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of such Company Shareholders' Representative and arising out of or in connection with the acceptance or administration of such Company Shareholders' Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by such Company Shareholders' Representative, as set forth in Section 10.1(e) below.

          (d)   The Company Shareholders' Representative shall be entitled to rely upon any order, judgment, certificate, demand, notice, instrument or other writing delivered to him hereunder without being required to investigate the validity, accuracy or content thereof nor shall the Company Shareholders' Representative be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Company Shareholders' Representative may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Company Shareholders' Representative based on such advice, the Company Shareholders' Representative shall not be liable to anyone.

          (e)   The reasonable expenses incurred by the Company Shareholders' Representative while acting on behalf of the Company shareholders under the authorization granted in this Section 10.1 shall be borne by the shareholders of the Company pro rata and shall be payable out of the Escrow Fund; provided, however, that all payments to the Company Shareholders' Representative out of the Escrow Fund pursuant to this Section 10.1(e) shall not exceed $25,000.

        10.2    Further Assurances.    Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

        10.3    Attorneys' Fees.    If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

        10.4    Notices.    Any notice or other communication required or permitted to be delivered to any party under this Agreement or to the Company Shareholders' Representative shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

    if to Parent:

    THE TITAN CORPORATION
     3033 Science Park Road
    San Diego, CA 92121
    Attn: Nicholas Costanza, Esq., General Counsel
    Fax: (858) 552-9759

    with a copy to (which copy shall not constitute notice):

    PAUL, HASTINGS, JANOFSKY & WALKER LLP
     3579 Valley Centre Drive
    San Diego, CA 92130
    Attn: Carl R. Sanchez, Esq.
              Deyan P. Spiridonov, Esq.
    Fax:  (858) 720-2555

    if to the Company:

    Intelligence Data Solutions
    1850 Centennial Park Drive
    Suite 600
    Reston, VA 20191

    with a copy to (which copy shall not constitute notice):

    David, Brody & Dondershine, LLP
    12200 Sunrise Valley Drive
    Suite 100
    Reston, VA 20191
    Attn: Thomas David, Esq.
              Scott Dondershine, Esq.
    Fax:  (703) 264-2226

    if to the Company Shareholders' Representative:

    Michael Canney
    15865 Wenner Farm Lane
    Purcellville, VA 20132
    Fax: (540) 882-4206

        10.5    Time of the Essence.    Time is of the essence of this Agreement.

        10.6    Headings.    The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

        10.7    Counterparts.    This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

        10.8    Governing Law; Jurisdiction and Venue.

          (a)   This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

          (b)   Any legal action or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in any state or federal court located in the State of Delaware. The Company and Parent each:

              (i)   expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware (and each appellate court located in the State of Delaware), in connection with any Legal Proceeding;

             (ii)   agrees that service of any process, summons, notice or document by U.S. mail addressed to him at the address set forth in Section 10.4 shall constitute effective service of such process, summons, notice or document for purposes of any such Legal Proceeding;

           (iii)   agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and

            (iv)   agrees not to assert (by way of motion, as a defense or otherwise), in any such Legal Proceeding commenced in any state or federal court located in the State of Delaware, any claim by either the Company or Parent that it is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

        10.9    Successors and Assigns.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns (if any). Prior to the Effective Time, neither party shall assign this Agreement or any rights or obligations hereunder (by operation of law or otherwise) to any Person without the consent of the other party, which consent may not be unreasonably withheld or delayed.

        10.10    Remedies Cumulative; Specific Performance.    The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

        10.11    Waiver.    No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

        10.12    Amendments.    This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

        10.13    Severability.    In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

        10.14    Parties in Interest.    None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

        10.15    Entire Agreement.    This Agreement and the Related Agreements set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

        10.16    Construction.

          (a)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

          (b)   The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

          (c)   As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

          (d)   Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

        The parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

THE TITAN CORPORATION a Delaware corporation
By:
/s/ BOB OSTERLOH
INTELLIGENCE DATA SYSTEMS, INC. a Virginia corporation
By:
/s/ MIKE CANNEY
IDS ACQUISITION, INC. a Virginia corporation
By:
/s/ BOB OSTERLOH
PRINCIPAL SHAREHOLDER:
/s/ MIKE CANNEY Mike Canney

EXHIBIT A

CERTAIN DEFINITIONS

        For purposes of the Agreement (including this Exhibit A):

        "Acquired Corporations" shall mean the Company and each of its Subsidiaries.

        "Acquisition Transaction" shall mean any transaction or series of transactions (other than the Merger) involving:

          (a)   any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) any of the Acquired Corporations is a constituent corporation or is otherwise involved, (ii) a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than five percent (5%) of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (iii) the Company issues securities representing more than five percent (5%) of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

          (b)   any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for ten percent (10%) or more of the consolidated net revenues, net income or assets of any of the Acquired Corporations; or

          (c)   any liquidation or dissolution of any of the Acquired Corporations.

provided, however, that (a) the grant of Company Options by the Company to its Employees in the Ordinary Course of Business will not be deemed to be an "Acquisition Transaction" if such grant is made pursuant to the Company Stock Option Plan and is consistent with the Company's past practices, and (b) the issuance of stock by the Company to its Employees and others upon the exercise of outstanding Company Options will not be deemed to be an "Acquisition Transaction."

        "Affected Optionholders" shall have the meaning specified in Section 6.17.

        "Affiliate" shall mean, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such Person.

        "Agreed Upon Balance Sheet" shall have the meaning specified in Section 6.13.

        "Agreement" shall mean the Agreement and Plan of Merger to which this Exhibit A is attached (including the Company Disclosure Schedule), as it may be amended from time to time.

        "Articles of Merger" shall have the meaning specified in Section 1.3.

        "Associate" shall mean any Person's Subsidiary or other Affiliate and the respective Representatives of such Subsidiary or other Affiliate.

        "Balance Sheet Date" shall mean December 31, 2004.

        "Benefit Plan" shall mean the 401(k) plan of the Company.

        "Claim" shall have the meaning specified in Section 9.5(a).

        "Closing" shall have the meaning specified in Section 1.3.

        "Closing Consideration" shall mean the total amount payable pursuant to Section 1.5(a)(i)(A) of this Agreement at the Closing to shareholders of the Company with respect to shares of Company Common Stock.

        "Closing Date" shall have the meaning specified in Section 1.3.

        "COBRA" shall have the meaning specified in Section 2.15(h).

        "Code" shall mean the Internal Revenue Code of 1986, as amended.

        "COV" shall have the meaning specified in the recitals to this Agreement.

        "Company" shall have the meaning specified in the introductory paragraph to this Agreement.

        "Company Common Stock" shall mean collectively the voting Common Stock, par value $.01 per share, and the non-voting Common Stock, par value $.01 per share, of the Company.

        "Company Compliance Certificate" shall have the meaning specified in Section 6.4(c).

        "Company Constituent Documents" shall have the meaning specified in Section 2.2.

        "Company Contract" shall mean any Contract, including any amendment or supplement thereto: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any of their assets are or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

        "Company Debt" shall have the meaning specified in Section 1.5(a)(iv)(1).

        "Company Disclosure Schedule" shall mean the schedule (dated as of the date of the Agreement and modifying the representations and warranties of the Company in Article 2) delivered to Parent on behalf of the Company on the date of this Agreement and signed by the President and Chief Executive Officer of the Company.

        "Company Financial Statements" shall have the meaning specified in Section 2.4(a).

        Company Material Adverse Effect.    An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Company Material Adverse Effect" if, individually or in the aggregate, such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Company Material Adverse Effect" or other materiality or knowledge qualifications, or any similar qualifications, in such representations and warranties) had or could reasonably be expected to have or give rise to a material adverse effect on (a) the business, financial condition, prospects, capitalization, assets, Liabilities, operations or financial performance of any of the Acquired Corporations, (b) the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Termination Date, or (c) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation and the Acquired Corporations.

        "Company Options" shall mean all options to purchase shares of Company Common Stock pursuant to the Company Stock Option Plan.

        "Company Products" shall have the meaning specified in Section 2.9(c).

        "Company Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

        "Company Proprietary Software" shall mean any software (whether in object code or source code) owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

        "Company Returns" shall have the meaning specified in Section 2.14(a).

        "Company Rights" shall have the meaning specified in Section 2.3(b).

        "Company Securities" shall mean shares of Company Common Stock and all outstanding options, warrants, or other rights to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested.

        "Company Shareholders' Representative" shall have the meaning specified in Section 10.1(a).

        "Company Source Code" shall mean any source code, or any portion, aspect or segment of any source code, relating to any Company Proprietary Asset.

        "Company Stock Certificate" shall have the meaning specified in Section 1.6.

        "Company Stock Option Plan" shall mean that certain First Amended and Restated Stock Option Plan of the Company dated February 11, 2004.

        "Company Transaction Expenses" shall have the meaning specified in Section 1.5(a)(iv)(2).

        "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

        "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

        "Current Assets" shall mean an amount equal to the sum of the following line items, as reflected on the Agreed Upon Balance Sheet: Checking, Investment Account, Billed Receivables, Unbilled Receivables, Income Tax Receivable, Employee Advances, Prepaid Expenses and Other Current Assets, it being expressly understood that cash and checks received by the Company during the Pre-Closing Period upon the exercise of stock options or upon payment of promissory notes from stockholders shall not be included in the computation of the amount of Current Assets.

        "Current Liabilities" shall mean an amount equal to the sum of the following line items, as reflected on the Agreed Upon Balance Sheet: Accounts Payable, Loans Payable, State Taxes, accrued Leave, Accrued Payroll, Flex Spending, Deferred Income Taxes, Bill in Excess of Revenue, Retirement Liability; it being expressly understood that the amount of accrued (but not paid) payroll and employee benefits from April 1, 2005 until the date of the Agreed Upon Balance Sheet shall not be included in the computation of the amount of Current Liabilities.

        "Damages" shall include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature.

        "Dissenting Shares" shall have the meaning specified in Section 1.8.

        "Effective Time" shall have the meaning specified in Section 1.3.

        "Employee" shall have the meaning specified in Section 2.15(a).

        "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, license, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature affecting property, real or personal, tangible or intangible, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, any lease in the nature thereof and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute of any jurisdiction).

        "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

        "Environmental Law" shall have the meaning specified in Section 2.16.

        "ERISA" shall have the meaning specified in Section 2.15(b).

        "ERISA Affiliate" shall mean any member of a controlled group of corporations or organizations (within the meaning of Code Sections 414(b), 414(c), 414(m), and 414(o)) that includes the Company or any Acquired Corporation.

        "Escrow Agent" shall have the meaning specified in Section 1.9.

        "Escrow Agreement" shall have the meaning specified in Section 1.9.

        "Escrow Amount" shall have the meaning specified in Section 1.5(a)(iv)(3).

        "Escrow Consideration" shall mean the amount payable at the Closing into Escrow to be held under the terms of the Escrow Agreement with respect to any shares of Company Common Stock pursuant to Section 1.5(a) of this Agreement

        "Escrow Fund" shall have the meaning specified in Section 1.9.

        "Escrow Period" shall have the meaning specified in Section 1.9.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Excluded Shares" shall mean any Dissenting Shares and any shares of Company Common Stock held by Parent, Merger Sub or any of their Subsidiaries.

        "Fully Diluted Company Share Amount" shall have the meaning specified in Section 1.5(a)(iv)(4).

        "GAAP" shall mean United States generally accepted accounting principles, consistently applied.

        "Government Bid" shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

        "Government Contract" shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

        "Governmental Authorization" shall mean any: (a) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

        "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

        "HIPAA" shall have the meaning specified in Section 2.15(h).

        "Indemnifying Party" shall have the meaning specified in Section 9.2(a).

        "Indemnitees" shall mean the following Persons: (a) Parent; (b) Parent's current and future Affiliates (including the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses "(a)" and "(b)" above; and (d) the respective successors and assigns of the Persons referred to in clauses "(a)", "(b)" and "(c)" above.

        "Initial Escrow Period" shall have the meaning specified in Section 1.9.

        knowledge.    An individual shall be deemed to have "knowledge" of a particular fact or other matter if:

          (a)   such individual is actually aware of such fact or other matter;

          (b)   such Person would reasonably be expected to have such knowledge given such Person's title and duties to the Company; or

          (c)   such individual would have had knowledge of such fact following a reasonable investigation, if under the circumstances a reasonable person would have determined such investigation was required or appropriate in the normal course of fulfillment of such individual's duties.

        Each of the Acquired Corporations shall be deemed to have "knowledge" of a particular fact or other matter if any officer, management Employee or other Representative of such Acquired Corporation, as applicable, has knowledge of such fact or other matter.

        "Legal Proceeding" shall mean any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

        "Legal Requirement" shall mean any federal, state, local, municipal, foreign or international, multinational or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

        "Liabilities" (collectively) and Liabilities (individually) shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

        "Material Contracts" shall have the meaning specified in Section 2.10(a).

        "Materials of Environmental Concern" shall have the meaning specified in Section 2.16.

        "Merger" shall have the meaning specified in the introductory paragraph to this Agreement.

        "Merger Consideration" shall mean the Closing Consideration and the Escrow Consideration.

        "Merger Sub" shall have the meaning specified in the introductory paragraph to this Agreement.

        "MEWA" shall have the meaning specified in Section 2.15(c).

        "Order" shall mean any writ, decree, injunction, order or similar action.

        Ordinary Course of Business.    Except for the execution and delivery of this Agreement, an action taken by or on behalf of the Company shall not be deemed to have been taken in the "Ordinary Course of Business" unless:

          (a)   such action is recurring in nature, is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the Company;

          (b)   such action is taken in accordance with sound and prudent business practices;

          (c)   such action is not required to be authorized by the shareholders of the Company, the board of directors of the Company or any committee of the board of directors of the Company and does not require any other separate or special authorization of any nature; and

          (d)   such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of comparable Entities.

        "Parent" shall have the meaning specified in the introductory paragraph of this Agreement.

        "Pension Plan" shall have the meaning specified in Section 2.15(b).

        "Per Share Closing Consideration" shall have the meaning specified in Section 1.5(a)(iv)(5).

        "Per Share Escrow Consideration" shall have the meaning specified in Section 1.5(a)(iv)(6).

        "Person" shall mean any individual, Entity or Governmental Body.

        "Plans" shall have the meaning specified in Section 2.15(a).

        "Post Closing Tax Period" shall have the meaning specified in Section 5.10(c).

        "Pre-Closing Balance Sheet" shall have the meaning specified in Section 5.8.

        "Pre-Closing Period" shall have the meaning specified in Section 4.1.

        "Principal Shareholder" shall have the meaning specified in the introductory paragraph to this Agreement.

        "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, domain name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

        "Related Agreements" shall mean the Escrow Agreement and the General Release.

        "Related Party" shall have the meaning specified in Section 2.18(e).

        "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

        "S Corp Period" shall have the meaning specified in Section 2.14(g).

        "SCC" shall have the meaning specified in Section 1.3.

        "SEC" shall mean the United States Securities and Exchange Commission.

        "Straddle Period" shall have the meaning specified in Section 5.10(d).

        "Subsequent Escrow Period" shall have the meaning specified in Section 1.9.

        Subsidiary.    Any Entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly (a) has the power to direct the management or policies of such Entity or (b) owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body, or (ii) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.

        "Surviving Corporation" shall have the meaning specified in Section 1.1.

        "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

        "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

        "Termination Date" shall have the meaning specified in Section 8.1(e).

        "Threshold Amount" shall have the meaning specified in Section 9.2(b).

        "Total Consideration" shall have the meaning specified in Section 1.5(a)(iv)(7).

        "Unaudited Interim Balance Sheet" shall have the meaning specified in Section 2.4(a).

        "Voting Company Common Stock" shall mean the voting Common Stock, par value $.01 per share of the Company.

        "WARN Act" shall mean the United States federal law known as the Worker Adjustment and Retraining Notification Act, as amended.

        "Welfare Plans" shall have the meaning specified in Section 2.15(c).

        "Working Capital" shall mean an amount equal to Current Assets minus Current Liabilities.

        "Working Capital Deficiency" shall have the meaning specified in Section 1.5(a)(iv)(8).

SCHEDULE 9.2(A)

Any Liability and remediation costs and expenses related to stock options or any other rights to acquire equity of the Company in each case issued by the Company prior to the Effective Time.

Any Tax Liability related to built-in gains of the Company for tax periods prior to the Closing Date.

Any Liability, including any penalties and remediation costs and expenses related to any failure by the Company to withhold Taxes upon the exercise of stock options (including options previously held by the Affected Optionholders) or upon the repurchase or redemption of Company Stock

Any Liability and remediation costs and expenses related to the Company's failure to register as a foreign corporation in any state.

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TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
RECITALS
CERTAIN DEFINITIONS